FOIA Confidential Treatment Requested by Bright Green Corporation Pursuant to 17 CFR 200.83

As confidentially submitted to the Securities and Exchange Commission on October 12, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bright Green Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	2833	83-4600841
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 East Las Olas Blvd.

Suite 1400

Ft. Lauderdale, FL 33301

(201) 370-1140

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edward Robinson

401 East Las Olas Blvd.

Suite 1400

Ft. Lauderdale, FL 33301

(201) 370-1140

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Eric Berlin, Esq.

Rob Condon, Esq.

Dentons US LLP

233 South Wacker Drive, Suite 5900

Chicago, IL 60606

Telephone: (312) 876-2515

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common stock		Not applicable	$	$

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. Given that there is no proposed maximum offering price per share of common stock, the Registrant calculated the proposed maximum aggregate offering price by analogy to Rule 457(f)(2), based on the book value of $ per share the Registrant registered, which will be calculated from its unaudited condensed balance sheet as of , 2021. Given that the Registrant’s common stock is not traded on an exchange or over-the-counter on a recent or sustained basis, the Registrant did not use the market prices of its ordinary stock in accordance with Rule 457(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated OCTOBER 12, 2021

PRELIMINARY PROSPECTUS

Shares

Bright Green Corporation

Common Stock

This prospectus relates to the registration of the resale of up to             shares of our common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). We plan to apply for listing of our common stock on The Nasdaq Capital Market (“Nasdaq”) under the symbol “              ”. Unlike an initial public offering (“IPO”), the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through ordinary brokerage transactions on the Nasdaq. See the section titled “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of common stock, we will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders.

No public market for our common stock currently exists, and our common stock has a limited history of trading in private transactions. For more information, see “Sale Price History of Common Stock.” Our recent trading prices in private transactions may have little or no relation to the opening public price of our common stock on Nasdaq or the subsequent trading price of our common stock on Nasdaq. Further, the listing of our common stock on Nasdaq without underwriters is a novel method for commencing public trading in common stock, and consequently, the trading volume and price of common stock may be more volatile than if common stock were initially listed in connection with an underwritten initial public offering.

Based on information provided by Nasdaq, the opening public price of our common stock on the Nasdaq Capital Market will be determined by buy and sell orders collected by the Nasdaq from broker-dealers. Based on such orders, the designated market maker (the “DMM”) will determine an opening price for our common stock in consultation with our financial advisor pursuant to applicable Nasdaq rules. For more information, see the section titled “Plan of Distribution.”

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 6 for risks you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved, or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated            , 2021

Neither we nor any of the Registered Stockholders have authorized anyone to provide any information different from, or in addition to, the information contained in this prospectus and in any free writing prospectuses we have prepared. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution”. You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our common stock.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See the “Cautionary Note Regarding Forward-Looking Statements”. Unless otherwise indicated in this prospectus, “Bright Green Corporation,” “Bright Green,” “BGC,” “the Corporation,” “the Company,” “we,” “us” and “our” refer to Bright Green Corporation. and, where appropriate, its subsidiaries.

Our Mission

Bright Green’s mission is to be the premier federally-authorized provider of cannabis in North America. Our vision is to improve the quality of life across a broad spectrum of demographics through the opportunities presented by medicinal applications of plant-based therapies, particularly cannabis-derived products.

Our Company

We are a first-mover in the U.S. federally-licensed cannabis space. We are one of a few companies who have received conditional approval based on already agreed terms from the U.S. Drug Enforcement Administration (the “DEA”) to produce federally legal cannabis, and have entered into a Memorandum of Agreement (“MOA”) with the DEA which permits us to proceed towards a Federal Registration for the Bulk Manufacturing of cannabis under DEA Document Control Number W20078135E.

Unlike state-licensed cannabis companies who engage in commercial sales to consumers, and whose businesses are legal under state law but not federal law, we will be authorized by the federal government to sell cannabis commercially for research and manufacturing purposes, export cannabis for international cannabis research purposes, and sell cannabis to DEA-registered pharmaceutical companies for the production of medical cannabis products and preparations, subject to final registration and licensure with the DEA as set forth in the MOA. We plan to focus on the development of cannabis strains and sales of products with high contents of CBN (cannabinol) and CBG (cannabigerol). If and when permitted under federal law, we also plan to sell cannabis-derived CBN and CBG to consumers.

Because cannabis is a Schedule I Controlled Substance in the U.S., it has been historically under-researched. Though the majority of Americans live in states where cannabis is now legal in some form, the full potential of the cannabis plant for medicinal use remains understudied due to limited access to federally-approved cannabis. The DEA recently issued a call for more cannabis research supply based on the increased demand for cannabis research in the U.S. As described herein, we received conditional approval from the DEA based on the agreed-upon terms set forth in the MOA. Final approval from the DEA is conditioned on, among other things, completed construction of manufacturing and production facilities and systems. Following final approval, we will be permitted to cultivate and manufacture cannabis, supply cannabis researchers in the U.S. and globally, and produce cannabis for use in pharmaceutical production of prescription medicines within the U.S. Our activities will be legal under federal law, which sets BGC apart from most U.S. cannabis companies.

We have assembled an experienced team of medical professionals and researchers, international horticultural growers and experts, and construction and cannabis production professionals, which we believe positions us to become a future industry leader in the production of cannabis.

Background

BGC was incorporated on April 16, 2019 under the Delaware General Corporation Law (the “DGCL”). On May 28, 2019, BGC entered into a merger agreement (the “BGGI Agreement”) with Bright Green Grown Innovation LLC, a limited liability company (“BGGI”), whereby BGC issued to BGGI an aggregate of 123,589,000 shares of common stock (the “BGGI Merger”). In connection with the BGGI Merger, BGC acquired two parcels of land, consisting of one 70 acre parcel and one 40 acre parcel, and a completed greenhouse structure in Grants, New Mexico.

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BGC entered into an agreement and plan of merger with Grants Greenhouse Growers, Inc., a New Mexico corporation (“GGG”) on October 30, 2020 (the “GGG Agreement”), whereby BGC issued to GGG an aggregate of 1,000,000 shares of common stock (the “GGG Merger”). In connection with the GGG Merger, BGC received an option to purchase approximately 510 acres of land near BGC’s Grants, New Mexico property at the purchase price of $5,000 per acre.

BGC entered into an agreement and plan of merger (the “Naseeb Agreement”) with Naseeb Inc. (“Naseeb”) on November 10, 2020, whereby BGC issued to Naseeb an aggregate of 10,000,000 shares of common stock (the “Naseeb Merger”). In connection with the Naseeb Merger, BGC received certain intangible property, including rights to certain patents and patent applications, licenses to operate cultivation facilities, and rights to additional licenses if-and-when issued.

Recent Developments

In May 2021, we entered into the MOA with the DEA. Pursuant to the terms and subject to the conditions set forth in the MOA, upon final registration, we will receive a Controlled Substances Manufacturing Registration for the production of cannabis. In a previous publication, the DEA estimated that it would award registrations to between three and fifteen producers. We believe our selection in this very limited group will allow us to obtain significant market share due to our first-mover status and the demand for federally approved cannabis both research and manufacturing purposes.

The MOA outlines the terms by which we must operate our cannabis production business. Upon receiving an official registration from the DEA, we will be one of the few U.S. operators approved by the federal government to cultivate and manufacture cannabis for authorized purposes. The registration with the DEA will also allow us to export cannabis for research purposes internationally, to sell to the U.S. registered DEA researchers or manufacturers, to sell to our own U.S. registered DEA researchers, and to sell our cannabis products for the production of prescription pharmaceutical products containing cannabis to DEA registered manufacturers.

Prior to 2021, the federal government had approved only one institution for the production of cannabis, the University of Mississippi. In 2016, the DEA opened the program to new applicants and began accepting applications for cannabis manufacturing and research licenses, though no progress was made on issuing these licenses until 2021.

Planned Business Lines

Domestic Cannabis for U.S. Researchers and Registered Manufacturers

We plan to sell cannabis to research institutions pursuant to our conditional approval from the DEA. Sales of THC cannabis products will be made only via bona fide supply agreements from existing DEA registrants, and not directly to consumers. Following final approval from the DEA, we plan to apply for a Controlled Substances Bulk Manufacturing License to cultivate and manufacture cannabis for sale to federally funded research institutions and other purposes.

Once authorized, we will be permitted to supply DEA-registered research institutions with cannabis that contains high levels of THC. Additionally, we plan to conduct in-house research at our facilities. Our license will also allow us to provide our products to in-house researchers, which we believe will allow us to conduct cutting-edge research into plant-based therapies using cannabis. We have been granted several patents for cannabis-based products. See “Business-Intellectual Property.”

Given the competitiveness of the process to obtain a DEA registration to cultivate and process cannabis, and the continued federal illegality of cannabis in the U.S., we believe we will be uniquely positioned to capture significant parts of the cannabis research supply market. The market for clinical research has grown exponentially over the past decades, and we project cannabis research to take a similar trajectory.

Cannabis for International Export

Our DEA registration will also allow us to export cannabis to researchers internationally. Given our state-of-the-art facility in development, as well as the cannabis manufacturing expertise of our team, the unique climate of New Mexico and its suitability for cannabis crop, we anticipate significant demand for our high-quality cannabis products from international markets.

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Cannabis for U.S. Pharmaceutical Production - CBN and CBG

Our DEA registration will allow us to sell cannabis to DEA-registered pharmaceutical companies to produce medicinal cannabis or cannabis preparations. There is significant potential for revenue from pharmaceutical companies that currently manufacture or desire to manufacture drugs containing cannabis extracts, either on an over-the-counter or prescription basis.

Further, we plan to sell cannabinoid-focused products, once legal under applicable law. CBG and CBN are cannabinoids, like CBD, which can be derived from the cannabis plant. The CBG and CBN extracts we plan to produce would be sold to pharmaceutical companies and other market participants. BGC is in preliminary discussions with several pharmaceutical companies in connection with proposed supply contracts for CBN and CBG high-grade oil extracts, to be used in healthcare, hormone balance and anti-aging studies. We plan to distinguish ourselves by focusing on CBN and CBG, which offer alternative health and wellness benefits to CBD. By focusing on cannabis-derived CBN and CBG rather than hemp-derived CBD, we will leverage the potential growth opportunity offered by these alternative cannabinoids. The cannabis plant contains hundreds of cannabinoids and other parts, and due to the ongoing federal illegality severely restricting research on these components, many believe that there is health and wellness potential in some of these plant derivatives that have not yet been studied.

FDA Supply

The FDA has stated that it recognizes that there is significant interest in the development of therapies and other consumer products derived from cannabis. The agency has stated that it is committed to protecting the public health while also taking steps to improve the efficiency of regulatory pathways for the lawful marketing of appropriate cannabis and cannabis-derived products. The FDA has stated that it is working to answer questions about the science, safety, and quality of products containing cannabis and cannabis-derived compounds. BGC will be well-positioned to act as a partner to the FDA as it advances these efforts, and we will be one of the few federally-registered suppliers of cannabis available to the FDA for any of its research or exploration efforts in the space. Further, BGC has developed certain patents that, when working with the FDA approvals will give BGC competitive advantages.

CBG and CBN to Consumers Post-Legalization

Once cannabis legalization occurs at the federal level, we will then plan to sell high CBN and CBG cannabis directly to consumers. We anticipate that we will already have been able to refine our production methods and products for consistency and quality by the time federal legalization occurs, and will be well-positioned to offer our products directly to consumers, once it is federally legal to do so.

Facilities

BGC owns a 70 acre parcel of land including a completed greenhouse structure and a 40 acre parcel of land nearby. BGC is constructing additional greenhouses on these properties, one of which BGC plans to use as a research and development facility pursuant to potential partnership or other arrangements with leading U.S. universities. Once completed, the fully automated facilities will be developed to grow medicinal plants, including cannabis. Upon receipt of final registration from the DEA as described above, we plan to cultivate and manufacture cannabis for federally sanctioned research, as well performing authorized research on cannabis, including but not limited to CBN, CBG, and CBD. We also plan to leverage our cultivation, research, and manufacturing facilities to develop and commercialize approved medical cannabis products to sell to DEA registered pharmaceutical producers.

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BGC plans to sell mostly extracted oils from medicinal plants grown in these high-tech facilities and processed onsite through a proprietary system that vertically integrates the genetically altered growth of the plants to conform to automated growing systems.

Recent Developments and Current Licenses Held

In May 2021, we entered into the MOA with the DEA, which outlined the terms of the DEA’s conditional approval of Bright Green to proceed through the DEA’s registration process, as described above. These terms are agreed by both the DEA and BGC and is filed under DEA Document Control Number W20078135E. On July 23, 2020, we received approval from the State of New Mexico Board of Pharmacy to conduct Controlled Substances Manufacturing of Cannabis Products in New Mexico, conditioned on receipt of DEA approval. On July 24, 2020, we submitted to the DEA an application for a Controlled Substances Bulk Manufacturing license to produce cannabis products for research purposes and for commercial sales to DEA registered manufacturers. We also plan to apply to the DEA for licensure as a Schedule I Controlled Substances Researcher for marijuana, marijuana extracts, and THC.

State Licenses

We currently hold licenses from the New Mexico Board of Pharmacy including a Controlled Substance Facility License (No. CS00229100), and a Controlled Substance Wholesaler License (No. WD00012763). Additionally, we hold a Continuous Hemp Commercial Research Production License from the State of New Mexico Department of Agriculture (CHPL-3-2021).

Federal Registration for Cannabis Manufacturing

As described above, we have received conditional DEA approval for Controlled Substance Bulk Manufacturer Registration to cultivate and manufacture cannabis for sales for research and sales to DEA registered manufacturers, and export internationally. Additionally, we plan to apply to become a DEA licensed Controlled Substance Researcher to conduct in-house scientific studies at our facilities.

Our Competitive Strengths

Bright Green combines innovation, expertise, and dedication to furthering technical advances in cannabis and providing consistent quality supply and output for our institutional customers. We distinguish ourselves from our competitors by virtue of the following strengths:

●	First-mover advantage - we are one of the first companies in the U.S. to receive conditional approval from the DEA to register to produce federally legal cannabis products. Previously, only the University of Mississippi held such authorization. Even if the DEA awards another set of licenses in the future, it will likely take years to process, giving us a competitive timing advantage compared to other operators.

●	Expertise - We will partner with cultivators in Europe and Canada who have supplied some of the leading cannabis operations throughout the world, and we are in discussions to pursue international agreements for the supply of cannabis. BGC has the opportunity to collaborate with both construction experts and growers to build the most refined cannabis cultivation operation in the world.

●	Superior Greenhouse Technology - BGC will partner with a leading greenhouse manufacturer to build a state-of-the-art facility that will ensure product consistency and quality in an organic environment.

●	Quality and Consistency of Product - Our supply’s consistency and high quality will start with the genetics of our cannabis. Nordic Supreme is a fully licensed and regulated entity operating under national legal regulation in the country of Denmark – an EU nation leading in compliant cannabis production. Nordic Supreme is presently permitted to both import and export cannabis-based controlled materials with qualified shippers and recipients. Their initial cannabis breeding program began with 528 unique cultivars (an unheard of amount in the regulated cannabis industry) that were generated, cross-bred, and then selected for key characteristics including homogeneous cannabinoid expression, powdery mildew tolerance and plant architecture. Bright Green Corporation has identified superior cannabis plants to deliver superior quality and consistency to support large-scale cannabis production efficiently, highlighting homogenous cannabinoid expression, tolerance to mildew and superior plant architecture.

●	Location - We selected New Mexico because of its ideal climate for growing cannabis due to both the abundance of sunshine and the consistent, predictable range of outdoor temperatures.

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SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth our summary historical financial data as of, and the dates indicated for the periods that ended on.

The summary statements of operations data for the years ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019 are derived from our audited financial statements and notes that are included elsewhere in this prospectus.

The summary statements of operations data for the three and six months ended June 30, 2021, and 2020 and the summary balance sheet data as of June 30, 2021, are derived from our unaudited interim financial statements and notes that are included elsewhere in this prospectus. We have prepared the unaudited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) and on the same basis as the audited financial statements. Our historical results are not necessarily indicative of our results in any future period. Results from our interim period may not necessarily be indicative of the entire year’s results.

	For the six months ended June 30,		For the year ended December 31, 2020	For the period from April 16, 2019 to December 31, 2019
	2021	2020
	(Unaudited)
Statement of Operations Data:
Loss from operations	$(901,026)	$(1,126,312)	$(3,052,779)	$(870,466)
Other income, net	$-	$-	$-	$-
Benefit (provision) for income taxes	$-	$-	$-	$-
Net (loss) income	$(901,026)	$(1,126,312)	$(3,052,779)	$(870,466)
Weighted average shares outstanding, basic and diluted	156,531,235	125,995,467	135,156,900	103,761,868
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.01)
Statement of Cash Flows Data:
Net cash used in operating activities	$(503,551)	$(32,749)	$(513,337)	$(200,000)
Net cash provided by (used) in investing activities	$-	$-	$-	$-
Net cash provided by financing activities	$1,791,306	$32,749	$615,600	$200,000

	As of	As of December 31,
	June 30, 2021	2020	2019
	(Unaudited)
Balance Sheet Data:
Total assets	$8,804,050	$7,900,166	$8,659,037
Total liabilities	$614,163	$679,268	$172,362
Total common stock	$157,980,000	156,046,000	124,199,000
Total stockholders’ equity	$8,189,887	$7,220,898	$8,468,675

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding whether to invest in our common stock. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Operations - General Risks

We have a relatively limited history of operations, a history of losses, and our future earnings, if any, and cash flows may be volatile, resulting in uncertainty about our prospects.

Our lack of a significant history and the evolving nature of the market in which we operate make it likely that there are risks inherent to our business that are yet to be recognized by us or others, or not fully appreciated, and that could result in us suffering further losses. As a result of the foregoing, and concerns regarding the economic impact from COVID-19, an investment in our securities necessarily involves uncertainty about the stability of our operating results or results of operations.

We had negative cash flow for the fiscal year ended December 31, 2020 and for the six months ended June 30, 2021.

We had a negative operating cash flow of $513,337 in the fiscal year ended December 31, 2020 and $503,551 for the six months ended June 30, 2021. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to us.

We have not based our financial projections or valuation on actual operations.

Our pre-operational stage precludes us from providing financial information based on actual operations. Current financial projections are based on assumptions concerning future operations that we believe are reasonable but may prove incorrect. Because actual conditions will differ from those assumptions, and the differences may be material, we cannot assure you that these projections will prove accurate and caution you against excessive reliance on them in deciding whether to invest in our equity securities. Any increase in our costs or decrease in our revenues could affect your ability to receive a return on your investment.

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategies, impair our relationships with clients and adversely affect our business, results of operations and growth prospects.

Our success depends, to a large degree, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our active senior executive leadership team has significant experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the horticulture industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase.

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We need to continue attracting and retaining key personnel and recruiting qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, as a provider of custom-tailored horticulture solutions, we must attract and retain qualified personnel to continue to grow our business, and competition for such personnel can be intense. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by cash flow and other operational restraints. The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition or results of operations. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition or results of operations.

Our insurance may not adequately cover our operating risk.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

We may have difficulty obtaining insurance at economically viable rates.

Our lack of operating history in an emerging area, and our plan to grow cannabis, even legally under all applicable laws, may cause us difficulty in obtaining insurance policies at rates competitive with rates for other crops. Insurance that is otherwise readily available, such as workers’ compensation, general liability, title insurance and directors’ and officers’ insurance, is more difficult for us to find and more expensive because of our involvement in emerging areas as well as our cultivation, processing, and sale of cannabis, albeit legally under both state and federal laws. There are no guarantees that we will be able to find insurance coverage at otherwise competitive, or even economically viable terms.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

U.S. GAAP and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

The COVID-19 pandemic could continue to materially adversely affect our business, financial condition, results of operations, cash flows and day-to-day operations.

The outbreak of COVID-19, a novel strain of coronavirus first identified in China, which has spread across the globe including the U.S., has had an adverse impact on our operations and financial condition. Most recently, the response to this coronavirus by federal, state and local governments in the U.S. has resulted in the significant market and business disruptions across many industries and affecting businesses of all sizes. This pandemic has also caused significant stock market volatility and further tightened capital access for most businesses. Given that the COVID-19 pandemic and its disruptions are of unknown duration, they could have an adverse effect on our liquidity and profitability.

The ultimate magnitude of COVID-19, including the extent of its impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues, its effect on the demand for our products and our supply chain, the effect of governmental regulations imposed in response to the pandemic, as well as uncertainty regarding all of the foregoing. We cannot at this time predict the full impact of the COVID-19 pandemic, but it could have a larger material adverse effect on our business, financial condition, results of operations and cash flows beyond what is discussed within this prospectus.

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Risks Related to our Business and Operations - Required DEA Authority To Grow and Process Cannabis and Cannabis Generally

Cannabis is highly regulated at the federal and state level, and authorizations for the production of cannabis for research is still in the early stages.

Cannabis, other than hemp, is a Schedule I controlled substance under the CSA. Even in states or territories that have legalized cannabis to some extent, the cultivation, possession, and sale of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. While cannabis remains a federally illegal Schedule I drug under the CSA, and there is a process by which cannabis can be grown or manufactured for uses in federally sanctioned research. To become an authorized cannabis researcher in the United States, one must obtain a permit from the DEA and meet certain requirements imposed by the DEA, the U.S. Food and Drug Administration (“FDA”) and the National Institutes of Health. The registration process to manufacture controlled substances is codified under 21 U.S.C. § 823. It requires that the Attorney General determine whether registrations are in the public interest; to do so, the Attorney General is directed to consider multiple factors, including “compliance with applicable State and local law.”

The University of Mississippi, pursuant to a contractual agreement with National Institute on Drug Abuse (“NIDA”), has been the only authorized cannabis producer in the United States for years. In the face of unprecedented demand for cannabis manufacture for research necessitating more suppliers, the program at the University of Mississippi has faced significant criticism for its poor quality flower, mold issues, and limited availability of strains with levels of THC and CBD comparable to commercial cannabis products.

In recent years, the federal government has acknowledged the need for new suppliers. During his confirmation hearings in 2019, Attorney General Barr testified that he supported authorizing more facilities to cultivate cannabis in the U.S. for research purposes. In January 2020, a senior policy advisor for the DEA, Matthew J. Strait, testified before the House Energy and Commerce Committee regarding the DEA’s progress to date. Mr. Strait acknowledged concerns about the limited supply of research-grade cannabis and the lack of chemical diversity in the plants cultivated in Mississippi. He outlined the DEA’s various steps in the past few years to expand cannabis research and manufacturing capacity, including:

●	In December 2015, the DEA announced to all existing Schedule I researchers that it was easing the requirements for obtaining a modification of their existing registration for those who wished to research with cannabidiol (CBD).
●	In early 2018, the DEA announced that it had developed and implemented an online portal for researchers to safely and securely submit their qualifications, research protocol and institutional approvals for a proposed schedule I research registration thereby streamlining the acquisition of information necessary to process each application. Presently, the average time it takes for DEA and the FDA to review/approve an application is 52 days.
●	On the manufacturing side, between 2017 and 2020, the DEA increased the aggregate production quota for cannabis by 575%, from 472 kg in 2017 to 3,200 kg in 2020. The increase has directly supported NIDA’s provision of various strains of cannabis to researchers in the United States.

In addition to these efforts, in 2016, the DEA began accepting new research cultivation applications with regulations crafted under the Obama administration. However, no decisions were made on those applicants, and, in August 2019, the DEA issued a notice to the pending applicants, stating that it would promulgate new regulations to govern the program of growing “marihuana” for scientific and medical research prior to issuing any registrations. Last, Mr. Strait testified that the DEA is “actively taking steps to expand” the number of registered growers, and had recently sent draft regulations to facilitate licensing additional growers to the Office of Management and Budget.

Those draft regulations were published in late March 2020. Under the proposed regulations, the DEA will maintain sole ownership of all cannabis produced under the program, requiring growers to notify the DEA of an upcoming harvest up to four months’ in advance, or at a minimum, 15 days before a harvest. The DEA currently has roughly 35 outstanding applications for research cannabis cultivation licenses, and the agency said it expects to approve between five and 13 suppliers once the rules are finalized after a public comment period, which has ended. The proposed rule provides that, with a limited exception, applications accepted for filing after the date the final rule becomes effective will not be considered pending until all applications accepted for filing on or before the date the final rule becomes effective have been granted or denied by the Administrator.

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On December 18, 2020, the DEA finalized new regulations pertaining to applications by entities seeking to become registered with the DEA to grow cannabis as bulk manufacturers for research purposes and provide cannabis to other DEA registered manufacturers. Under these and other applicable regulations, applicants are responsible for demonstrating they have met various requirements, including requirements to possess appropriate state authority, document that their customers are licensed to perform research, and employ adequate safeguards to prevent diversion.

On May 14, 2021, the DEA announced that it planned to provide memorandums of agreement to an unspecified and unnamed number of companies to collaborate with the DEA “to facilitate the production, storage, packaging, and distribution of marijuana under the new regulations as well as other applicable legal standards and relevant laws.” The DEA’s Final Rule on the topic estimated that it would award licenses to between three and fifteen companies. To the extent these memorandums of agreement are finalized, the DEA anticipates issuing DEA registrations to these manufacturers. Each applicant will then be authorized to cultivate cannabis – up to an allotted quota – in support of the more than 575 DEA-licensed researchers across the nation. As individual manufacturers are granted DEA registrations, that information will be made available on DEA’s Diversion Control website.

A denial of, or significant delay in obtaining, or any interruption of required government authorizations to grow cannabis for federally sanctioned purposes would likely significantly, negatively impact BGC.

Our business plan depends heavily on receiving the necessary state and federal authorizations to research cannabis and to grow cannabis for federally sanctioned cannabis research. While New Mexico has granted to Bright Green the necessary licenses to grow cannabis for research, and BGC has entered into the MOA with the DEA to be one of the entities registered by the DEA to grow cannabis for federally sanctioned purposes, we cannot guarantee that the DEA will ultimately satisfy their obligations under the MOA. The MOA was effective and became binding on May 20, 2021. The DEA’s denial of any authorizations or any delay in granting the authorization or renewal could have a significantly negative impact on our business plans, operations and financial results.

Furthermore, unless terminated for cause by the DEA, the MOA is effective for an initial one-year term from its effective date, subject to automatic renewal for up to four additional one-year terms. There is no guarantee that the needed authorizations will be renewed.

Changes in the competitive landscape for cannabis for federally sanctioned research could significantly, negatively impact BGC.

The DEA has not made public how many entities received memorandums of agreement. If the DEA awards additional licenses to grow cannabis for federally sanctioned research it would limit our competitive advantage. This would have a negative impact on our business plans, operations and financial results.

Furthermore, the current barriers to entry to the market for cannabis for federally sanctioned research could be lowered significantly. For example, a pending bill in Congress would permit federally sanctioned researchers to use cannabis purchased from state regulated cannabis businesses to ensure an adequate supply to meet demand for cannabis research. While that concept and the bill do not have significant support currently, that could change. In July 2021, Senators Chuck Schumer (D-N.Y.), Cory Booker (D-N.J.), and Ron Wyden (D-Ore.) release a draft bill, the Cannabis Administration and Opportunity Act, which provides a comprehensive federal solution for cannabis, including descheduling cannabis. Any decriminalization or legalization of cannabis, beyond hemp, under U.S. law could significantly alter the competitive landscape. On the other hand, federal decriminalization or legalization would likely increase the demand for cannabis for research, and the federal government could continue to control the supply particularly for FDA sanctioned research.

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The U.S. wholesale market for cannabis for research is of unknown size and is difficult to forecast.

BGC plans to operate in a novel market which currently only has one participant. The extent to which the DEA will expand the current cannabis research program, and the supply that the DEA will require from bulk manufacturers to furnish researchers with cannabis is unknown and unprecedented. Because this market is new and novel, there are risks to predicting the market size and the resulting revenue BGC will obtain from government contracts to supply cannabis researchers, should the DEA registration be obtained, and any such projections may prove inaccurate.

We may not develop as many cannabis products or a crop of the consistency or quality that we expect, which could have a negative adverse effect on our business plan and profitability.

Our success depends on our ability to attract and retain research customers, but we face competition in obtaining customers for our cannabis materials and products. There are many factors that could impact our ability to attract and retain customers, including our ability to successfully compete based on price, produce high quality or consistent crops, to be able to continually produce desirable and effective products that are superior to others in the market, the successful implementation of our customer acquisition plan and the continued growth in the aggregate number of potential customers. Competition for customers may result in increasing our costs while also lowering the market prices for our products, and reduce our profitability. If we are not successful in attracting and retaining customers, we may fail to be competitive or achieve profitability or sustain profitability over time.

As a result of changing customer preferences, many products attain financial success for a limited period of time.

Even if we are successful in introducing new products, a failure to gain consumer acceptance or to update products with compelling attributes could cause a decline in our products’ popularity that could reduce revenues and harm our business, operating results and financial condition. Failure to introduce new products or product types and to achieve and sustain market acceptance could result in our being unable to meet consumer preferences and generate revenue, which would have a material adverse effect on our profitability and financial results from operations.

FDA regulation of cannabis could negatively affect the cannabis industry, which would directly affect our financial condition.

Should the federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act (the “FDCA”). Indeed, after the U.S. government removed hemp and its extracts from the CSA as part of the Agriculture Improvement Act of 2018, then FDA Commissioner Scott Gottlieb issued a statement reminding the public of the FDA’s continued authority “to regulate products containing cannabis or cannabis-derived compounds under the Federal Food, Drug and Cosmetic Act and section 351 of the Public Health Service Act.” He also reminded the public that “it’s unlawful under the FD&C Act [(the FDCA)] to introduce food containing added cannabidiol [(“CBD”)] or tetrahydrocannabinol [(“THC”)] into interstate commerce, or to market CBD or THC products, as, or in, dietary supplements, regardless of whether the substances are hemp-derived,” and regardless of whether health claims are made, because CBD and THC entered the FDA testing pipeline as the subject of public substantial clinical investigations for GW Pharmaceuticals’ Sativex (THC and CBD) and Epidiolex (CBD). The memo added that, prior to introduction into interstate commerce, any cannabis product, whether derived from hemp or otherwise, marketed with a disease claim (e.g., therapeutic benefit, disease prevention, etc.) must first be approved by the FDA for its intended use through one of the drug approval pathways.

The FDA has sent numerous warning letters to sellers of CBD products making health claims. The FDA could turn its attention to the cannabis industry at large. In addition to requiring FDA approval of cannabis products marketed as drugs, the FDA could issue rules and regulations including certified good manufacturing practices related to the growth, cultivation, harvesting and processing of cannabis. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. Cannabis facilities are currently regulated by state and local governments. In the event that some or all of these federal enforcement and regulations are imposed, we do not know what the impact would be on our operations, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate our business in its proposed form or at all.

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Due to FDA’s position on CBD, and because we are committed to complying with both state and federal laws, any legal restriction on the sale of products contain extracts of cannabis could limit the legally accessible CBD/legal cannabinoid market for our proposed products.

Research in the United States, Canada and other countries on the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids may cause adverse effects on our operations.

Historically stringent regulations related to cannabis have made conducting medical and academic studies challenging. Many statements concerning the potential medical benefits of cannabinoids are based on published articles and reports, and as a result, such statements are subject to the experimental parameters, qualifications and limitations in the studies that have been completed. Future research and clinical trials may draw different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for their products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favorable to the cannabis market or any particular cannabis product or will be consistent with earlier publicity. Adverse future scientific research reports, findings and regulatory proceedings that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for the cannabis products of a portfolio company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could adversely affect our business. This adverse publicity could arise even if the adverse effects associated with cannabis products resulted from consumers’ failure to use such products legally, appropriately or as directed.

The very dynamic nature of the laws and regulations affecting the cannabis market, the federal authorization of cannabis for research, or the state-regulated cannabis industry could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations have been evolving rapidly and are subject to varied interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan and could negatively impact our business plan or business. We can know neither the nature of any future laws, regulations, interpretations or applications nor the effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. For example, if cannabis is no longer illegal under federal law, and depending on future laws or guidance on cannabis for research, we may experience a significant increase in competition. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with these laws or regulations could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

Operating in a highly regulated business requires significant resources.

We intend to operate in a highly regulated business. As a result, we expect a significant amount of our management’s time and external resources to be used to comply with the laws, regulations and guidelines that impact our business, and changes thereto, and such compliance may place a significant burden on our management and other resources.

Additionally, we may be subject to a variety of laws, regulations and guidelines in each of the jurisdictions in which we distribute cannabis, which may differ among these various jurisdictions. Complying with multiple regulatory regimes will require additional resources and may our ability to expand into certain jurisdictions. For example, even if cannabis were to become legal under U.S. federal law, companies operating in the cannabis industry would have to comply with all applicable state and local laws, which may vary greatly between jurisdictions, increasing costs for companies that operate in multiple jurisdictions.

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The uncertainties around funding, construction, and growing an agricultural crop pose risks to our business.

Our planned operations are contingent on completion of construction of certain facilities in Grants, New Mexico, which in turn depend on receipt of additional financing. We need additional capital to build out the properties, and the timing and terms of that capital are uncertain. Delays in obtaining the capital or onerous terms for the capital could have a material, negative impact on business or plans of operations. Furthermore, we will be an agricultural supplier and will be subject to agricultural risks related to issues such as climate change, natural disasters or pests. In particular, there could be difficulties with the first crop or harvest in any new facility.

The cannabis industry is subject to the risks inherent in an agricultural business, including environmental factors and the risk of crop failure.

The growing of cannabis is an agricultural process. As such, a portfolio company with operations in the cannabis industry is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, climate change, water scarcity, fires, insects, plant diseases and similar agricultural risks. Although some cannabis production is conducted indoors under climate-controlled conditions, cannabis continues to be grown outdoors, and in our case, in greenhouses using natural light, which is susceptible to climate changes, and there can be no assurance that artificial or natural elements, such as insects and plant diseases, will not entirely interrupt production activities or have an adverse effect on the production of cannabis and, accordingly, the operations of a portfolio company, which could have an adverse effect on our business, financial condition and results of operations.

We may be vulnerable to rising energy costs.

Cannabis growing operations consume considerable energy, which makes us vulnerable to rising energy costs and/or the availability of stable energy sources. Accordingly, rising or volatile energy costs or the inability to access stable energy sources may have a material adverse effect on our business, financial condition and results of operations.

Environmental risks may adversely affect our business.

Cultivation and production activities may be subject to licensing requirements relating to environment regulation. Environmental legislation is evolving in such a manner that may result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The application of environmental laws to our business may cause us to increase the costs of our cultivation, production or scientific activities. Unanticipated licensing delays can result in significant delays and cost overruns in our business and could affect our financial condition and results of operations. There can be no assurance that these delays will not occur.

We are subject to risks, including delays, from our ongoing and future construction projects.

We are subject to several risks in connection with the construction of our, including the availability and performance of engineers and contractors, suppliers and consultants, the availability of funding, and the receipt of required governmental approvals, licenses and permits, and the projected timeline for construction, which could change due to delays. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, a delay in or failure to receive the required governmental approvals, licenses and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with construction could delay or prevent the construction of the additional phases of the facilities as planned. There can be no assurance that current or future construction plans implemented by us will be successfully completed on time, within budget and without design defect, that the necessary personnel and equipment will be available in a timely manner or on reasonable terms to complete construction projects successfully, that we will be able to obtain all necessary governmental approvals, licenses and permits, or that the completion of the construction, the start-up costs and the ongoing operating costs will not be significantly higher than anticipated by us. Any of the foregoing factors could adversely impact our operations and financial condition.

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Product recalls could adversely affect our business.

Our products could become subject to recall or return for various reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products are recalled due to an alleged product defect, regulatory requirements or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Recall of products could lead to adverse publicity, decreased demand for our products and could have significant reputational and brand damage. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by health authorities or regulatory agencies where the company operates or products are sold, requiring further management attention and potential legal fees and other expenses.

Our sale of cannabis and cannabis products could expose us to significant product liability risks.

We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our business, financial condition and results of operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.

A significant failure or deterioration in our quality control systems could have a material adverse effect on our business and operating results.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training programs and adherence by employees to quality control guidelines. Although we strive to ensure that all of our service providers have implemented and adhere to high-quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on our business and operating results.

We may experience breaches of security at our facilities or loss as a result of the theft of our products.

Given the nature of our products and their lack of legal availability outside of government approved channels, as well as the concentration of inventory in our Colombian and Portuguese facilities, and despite meeting or exceeding applicable security requirements, there remains a risk of security breach as well as theft. A security breach at one of our facilities could result in a significant loss of available products, expose us to additional liability under applicable regulations and to potentially costly litigation or increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products, any of which could have an adverse effect on our business, financial condition and results of operations.

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We are subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or disclosure of unauthorized activities to us that violate (i) government regulations, (ii) manufacturing standards, (iii) federal, state and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any actions are brought against us, including by former employees, independent contractors and consultants, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment of our operations, any of which would have an adverse effect on our business, financial condition and results from operations.

We will need to raise substantial additional funds in the future, which funds may not be available or, if available, may not be available on acceptable terms.

Designing and constructing cultivation, processing and distribution facilities and cultivating and producing cannabis is expensive. Changing circumstances may cause us to consume capital more rapidly than we currently anticipate. For example, we may incur costs for the design and construction of cultivation, processing and dispensary facilities that greatly exceed our current budget for such projects. Alternatively, we may identify opportunities to acquire additional cannabis licenses that we believe would be beneficial to us. The acquisition of such licenses, and the cost of acquiring the related cultivation, processing or distribution facilities or, if not in existence or completed, the design and construction of such facilities may require substantial capital. In such events, we may need to raise additional capital to fund the completion of any such projects.

Furthermore, the cannabis industry is in its early stages and it is likely that we and our competitors will seek to introduce new products in the future which may include new genetic formulations. In attempting to keep pace with any new market developments, we will need to expend significant amounts of capital in order to successfully develop and generate revenues from new products, including new genetic formulations. We may also be required to obtain additional regulatory approvals from applicable authorities based on the jurisdictions in which we plan to distribute our products, which may take significant time. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized or obtaining any required regulatory approvals, which together with capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional funds in the future to support our operations. If we are required to secure additional financing, such additional fundraising efforts may divert our management from our day-to-day activities, and we may be required to:

●	significantly delay, scale back or discontinue the design and construction of any cultivation, processing and dispensary facilities for which we are awarded licenses or
●	relinquish any cultivation, processing and dispensary licenses that we are awarded, or sell any cultivation, processing or distribution facilities that we are designing and constructing.

If we are required to conduct additional fundraising activities and we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be prevented from executing upon our business plan. This would have a material adverse effect on our business, financial condition and results of operations.

Banking regulations could limit access to banking services.

Since the use of cannabis is illegal under federal law, federally chartered banks will not accept deposit funds from businesses involved with cannabis. Consequently, businesses involved in the cannabis industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for our clients in the cannabis industry to operate, and their reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Additionally, some courts have denied cannabis-related businesses bankruptcy protection, thus, making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to our clients and us.

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Risks Related to our Business and Operations - Intellectual Property

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights.

We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

We are subject to risks related to information technology systems, including cyber-security risks; successful cyber-attacks or technological malfunctions can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential information and reputational risk, all of which would negatively impact our business, financial condition or results of operations.

Our use of technology is critical to our continued operations. We are susceptible to operational, financial and information security risks resulting from cyber-attacks or technological malfunctions. Successful cyber-attacks or technological malfunctions affecting us or our service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential or proprietary information and reputational risk. As cybersecurity threats continue to evolve, we may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities, which could have a material adverse effect on our business, financial condition or results of operations.

We are reliant on our intellectual property; failure to protect our intellectual property could negatively affect our business, financial condition or results of operations.

Our success will depend in part on our ability to use and develop new extraction technologies, know-how and new strains of cannabis. We may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of acquired businesses. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in the U.S. due to federal illegality or in foreign countries and may be unenforceable under the laws of some jurisdictions. Failure to adequately maintain and enhance protection over our proprietary techniques and processes, as well as over our unregistered intellectual property, including policies, procedures and training manuals, could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Ownership of Our Common Stock

Our listing differs significantly from an underwritten initial public offering.

This is not an underwritten initial public offering. This listing differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

●	There are no underwriters. Consequently, prior to the opening of trading on Nasdaq, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public. Moreover, there will be no underwriters assuming risk in connection with the initial resale of our common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our common stock on Nasdaq immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares or otherwise underwriters in engaging in stabilizing transactions, there could be greater volatility in the public price of our common stock during the period immediately following the listing. See also “—The public price of our common stock may be volatile, and could, upon listing on Nasdaq, decline significantly and rapidly.”

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●	There is not a fixed number of securities available for sale. Therefore, there can be no assurance that any Registered Stockholders or other existing shareholders will sell any or all of their common stock and there may initially be a lack of supply of, or demand for, our common stock on Nasdaq. Alternatively, we may have a large number of Registered Stockholders or other existing shareholders who choose to sell their common stock in the near-term resulting in oversupply of our common stock, which could adversely impact the public price of our common stock once listed on Nasdaq.

●	None of our Registered Stockholders or other existing shareholders have entered into contractual lock-up agreements or other contractual restrictions on transfer, except for . In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after listing. Consequently, any of our shareholders, including our directors and officers who own our common stock and other significant shareholders, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant quantum, it may result in an oversupply of our common stock in the market, which could adversely impact the public price of our common stock. See “—The public price of our common stock may be volatile, and could, upon listing on Nasdaq, decline significantly and rapidly.” With the exception of , none of our shareholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our common stock in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.”

●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. Instead, we intend to host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our common stock or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our common stock.

Such differences from an underwritten initial public offering could result in a volatile market price for our common stock and uncertain trading volume and may adversely affect your ability to sell your common stock.

The public price of our common stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our common stock in private transactions.

Prior to listing on Nasdaq, there has been no public market for our common stock. In the section titled “Sale Price History of Common Stock,” we have provided the historical sales prices of our common stock in private transactions. However, this information may have little or no relation to broader market demand for our common stock and thus the initial public price of our common stock on Nasdaq once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our common stock on Nasdaq. For more information about how the initial listing price on Nasdaq will be determined, see “Plan of Distribution.”

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The public price of our common stock may be volatile, and could, upon listing on Nasdaq, decline significantly and rapidly.

As this listing is taking place via a novel process that is not an underwritten initial public offering, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. Pursuant to Nasdaq Rules, we have engaged             as a financial advisor to be available to consult with the designated market maker (the “DMM”) in setting the opening public price of our common stock on Nasdaq. Based on information provided by Nasdaq, the opening public price of our common stock on Nasdaq will be determined by buy and sell orders collected by Nasdaq from broker-dealers and Nasdaq is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our common stock in consultation with our financial advisor pursuant to Nasdaq rules. For more information, see “Plan of Distribution.”

However, because the financial advisor will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our common stock may be more volatile than in an underwritten initial public offering and could, upon listing on Nasdaq, decline significantly and rapidly.

The public price of our common stock following the initial listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	the number of our common stock publicly owned and available for trading;

●	our actual or anticipated operating performance and the operating performance of similar companies;

●	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;

●	general economic conditions and their impact on advertising spending;

●	the overall performance of the equity markets;

●	threatened or actual litigation;

●	changes in laws or regulations relating to our products and services;

●	any major change in our Board or management;

●	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and

●	sales or expected sales of our common stock by us, and our officers, directors, and significant shareholders.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the initial listing (as a result of the supply and demand forces described above). Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, and financial condition.

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An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your common stock at or above the price you bought them for.

We currently expect our common stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our common stock. Moreover, consistent with the federal securities laws in connection with our direct listing, we have not consulted with Registered Stockholders or other existing shareholders regarding their desire to sell shares in a public market or discussed with potential investors their intentions to buy our common stock in the open market. While, with the exception of shares owned by              all of our common stock may be sold after our initial listing on Nasdaq either by the Registered Stockholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), unlike an initial public offering, there can be no assurance that any Registered Stockholders or other existing shareholders will sell any or all of their common stock and there may initially be a lack of supply of, or demand for, our common stock on Nasdaq. In the case of a lack of supply for our common stock, the trading price of our common stock may rise to an unsustainable level, particularly in instances where institutional investors may be discouraged from purchasing our common stock because they are unable to purchase a block of our common stock in the open market due to a potential unwillingness of our existing shareholders to sell the amount of common stock at the price offered by such investors and the greater influence individual investors have in setting the trading price. In the case of a lack of demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the public price of our common stock and/or result in significant volatility, which could affect your ability to sell your common stock.

You may be diluted by future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our certificate of incorporation authorizes us to issue up to 200,000,000 shares of common stock. Prior to the effectiveness of this registration statement, we will adopt an amendment and restated certificate of incorporation which will authorizes us to issue shares of common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our Board of Directors (the “Board”) in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our common stock, either by diluting the voting power of our common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our common stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price, causing economic dilution to the holders of common stock.

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We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, any legal or contractual limitations on our ability to pay dividends under our loan agreements or otherwise. As a result, if our Board does not declare and pay dividends, the capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock, and you may have to sell some or all of your common stock to generate cash flow from your investment.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies, as described above. We currently intend to take advantage of each of these exemptions. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of our financial statements with the financial statements of a public company that is not an emerging growth company, or the financial statements of an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used. We could be an emerging growth company until      . We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Provisions of our planned amended and restated certificate of incorporation and bylaws may delay or prevent a take-over that may not be in the best interests of our stockholders.

Provisions of our proposed amended and restated certificate of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt.

In addition, our planned amended and restated certificate of incorporation will authorizes the issuance of shares of preferred stock with will have such rights and preferences determined from time to time by our Board. Following the adoption of the amended and restated certificate of incorporation, our Board may, without stockholder approval, issue additional preferred shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

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The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations involves significant legal and financial compliance costs, may make some activities more difficult, time-consuming or costly and may increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

However, for as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the first sale of our common stock under an effective Securities Act registration statement, which will occur on         ; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of the common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition are highly visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We may be subject to additional regulatory burdens resulting from our public listing.

We are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our common stock that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on Nasdaq on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on Nasdaq will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.

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Holders of our common stock may be diluted by the future issuance of additional common stock, preferred stock or securities convertible into shares of common stock or preferred stock in connection with incentive plans, acquisitions or otherwise; future sales of such shares in the public market or the expectation that such sales may occur may decrease the market price of our common stock.

We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. We plan to adopt one or more incentive plans which will provide for the issuance, pursuant to the terms and subject to the conditions set forth in any plan as adopted, of long-term incentive compensation which may take the form of options, restricted stock units or other securities. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

Any issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our common stock, either by diluting the voting power of our common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our common stock. The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price, causing economic dilution to the holders of common stock. As of August 31, 2021, we had no shares of preferred stock authorized, issued or outstanding.

We may be exposed to currency fluctuations.

Although our revenues and expenses are expected to be predominantly denominated in United States dollars, we may be exposed to currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the currency of other regions in which we may operate or have customers may have a material adverse effect on our business, financial condition and operating results. We may, in the future, establish a program to hedge a portion of our foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if we develop a hedging program, there can be no assurance that it will effectively mitigate currency risks.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “continues,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “would” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. The matters summarized under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus could cause our actual results to differ significantly from those contained in our forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

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USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. See “Principal Shareholders.”

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DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings, if any, will be retained for use in the development and operation of our business. In the future, our Board may decide, at its discretion, whether dividends may be declared and paid to holders of our common stock.

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CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021.

This table should be read in conjunction with, and is qualified in its entirety by reference to “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

As of June 30, 2021
Cash and cash equivalents	$1,390,018
Current debt:
Related party note payable	393,899
Total current debt	$393,899
Long-term debt:
Notes payable	-
Total long-term debt	$-

Shareholders’ equity:
Preferred stock	-
Common stock	215,798
Additional paid-in capital	12,798,360
Accumulated deficit	(4,824,271)
Total shareholders’ equity	$8,189,887
Total capitalization	$8,189,887

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SELECTED FINANCIAL DATA

The following selected statement of operations data for the year ended December 31, 2020, and for the period from April 16, 2019 to December 31, 2019 and the balance sheet data as of December 31, 2019, and 2020 have been derived from our audited financial statements and the accompanying notes included elsewhere in this prospectus.

The summary statements of operations data for the six months ended June 30, 2021, and 2020 and the summary balance sheet data as of June 30, 2021, are derived from our unaudited interim financial statements and the accompanying notes included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus.

Statement of Operations Data

	For the	For the	For the	For the	For the	For the Period from
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended	Fiscal Year Ended	April 16, 2019 to
	June 30,	June 30,	June 30,	June 30,	December 31,	December 31,
	2021	2020	2021	2020	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Statement of operations data:
Revenues	$-	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-
Operating expenses	471,485	820,633	901,026	1,126,312	3,052,779	870,466
Income (loss) from operations	(471,485)	(820,633)	(901,026)	(1,126,312)	(3,052,779)	(870,466)
Other non-operating income (expense)	-	-	-	-	-	-
Net income (loss)	$(471,485)	(820,633)	(901,026)	(1,126,312)	$(3,052,779)	$(870,466)
Income (loss) per share, basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)
Weighted average shares outstanding, basic and diluted	156,919,397	127,408,341	156,531,235	125,995,467	135,156,900	103,761,868

Balance Sheet Data

	As of	As of	As of
	June 30,	December 31,	December 31,
	2021	2020	2019
	(Unaudited)	(Audited)	(Audited)
Balance sheet data
Current assets	$1,398,022	$121,336	$58,349
Total assets	8,804,050	7,900,166	8,659,037
Current liabilities	220,264	296,668	172,362
Total liabilities	614,163	679,268	172,362
Total stockholders’ equity	8,189,887	7,220,898	8,486,675
Total liabilities and stockholders’ equity	$8,804,050	$7,900,166	$8,659,037

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with “Selected Historical Financial and Other Data” and the financial statements and related notes included elsewhere in this prospectus. Such discussion and analysis reflects our historical results of operations and financial position and does not give effect to the completion of this offering. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview and History

Bright Green Corporation is one of the first companies in the U.S. to receive conditional approval from the DEA to cultivate, manufacture and sell cannabis through DEA-approved channels on terms agreed by both the DEA and BGC. The DEA’s Final Rule on the topic estimated that it would award between three and fifteen companies with these registrations. BGC will produce cannabis in full compliance with all federal, state, and local laws for the U.S. government and pharmaceutical producers of medicinal cannabis products who are also licensed by the DEA.

BGC was incorporated in the state of Delaware in April 2019. In October 2020, BGC and GGG consummated the GGG Merger pursuant to the GGG Agreement. In November 2020, BGC and Naseeb consummated the Naseeb Merger pursuant to the Naseeb Agreement.

BGC owns a 70 acre parcel of land which includes a completed greenhouse structure, and a 40 acre parcel of land nearby.

BGC entered into the MOA with the DEA in May of 2021 following the DEA’s determination that BGC’s application materials appeared consistent with the statutory and regulatory framework. The MOA outlines how BGC will work with the DEA to facilitate the production, storage, packaging, and interstate distribution of federally legal cannabis.

The MOA provides a path to Bright Green for full federal registration to grow in New Mexico and distribute across the United States, any (or all) of the following Schedule I controlled substances: “Marihuana Extract” (7350) and “Marihuana” (7360). The MOA further provides BGC may sell such product to licensed researchers and registered manufacturers in the U.S. and internationally, and may use product for internal product development and research. Complementary licenses for the same purpose have also been issued by the State of New Mexico under the New Mexico Board of Pharmacy to BGC. The MOA also anticipates BGC will grow cannabis for its own research and product development efforts, which may include the bulk manufacturing of marijuana extracts and highly purified cannabinoids and derivatives.

BGC is constructing additional greenhouses on its properties, one of which BGC plans to use as a research and development facility pursuant to potential partnership or other arrangements with leading U.S. universities. We believe our facilities are ideally situated and New Mexico’s abundant sunshine and consistent climate will create an environment well-suited to production of high-quality cannabis. BGC will engage in cannabis propagation, cultivation, and manufacturing of cannabis products including cannabis flower, pre-rolls, concentrates, vape pens, capsules, tinctures, edibles, topicals and any other cannabis-related products requested for authorized sales. BGC plans to sell mostly extracted oils from medicinal plants grown in these high-tech facilities and processed onsite through a proprietary system that vertically integrates the genetically altered growth of the plants to conform to automated growing systems.

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for (i) the six months and the three months ended June 30, 2021 and 2020 and (ii) the year ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019. We have derived this data from our interim and annual financial statements included elsewhere in this prospectus.

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The Company has completed an audit of its 2019 and 2020 financial performance in accordance with the standards of the PCAOB. The Company has not started commercial operations but has incurred expenses in connection with corporate and administrative matters, upkeep of acquired properties for future growing, processing and distribution of medical plants, and improvements to those properties. These expenses include stock-based-compensation for services rendered, legal and audit fees, and property-related expenses such as depreciation, insurance and taxes. As a result, the Company reported a net loss in all reporting periods. An analysis of the Company’s operating performance for the periods from incorporation through June 30, 2021, together income statement summarizing income and expense items are presented below.:

Six Months Ended June 30, 2021, Compared to Six Months Ended June 30, 2020

During the six months ended June 30, 2021, the Company reported a net loss of $901,126 compared to $1,126,312 in the same period last year. The decrease in net loss primarily resulted from a decrease in general and administrative expenses. Increases in professional fees were more than offset by reductions in share-based compensation and depreciation.

Three Months Ended June 30, 2021, Compared to Three Months Ended June 30, 2020

During the three months ended June 30, 2021, the Company reported a net loss of $471,485 compared to $820,633 in the same period last year. The lower net loss primarily resulted from decreases in share-based compensation and depreciation. Increases in professional fees partially offset these decreases.

Year Ended December 31, 2020, Compared to Period Ended December 31, 2019

Net loss was 3,052,779 during the year ended December 31, 2020, compared to $870,466 during the period ended December 31, 2019, increased due to higher share-based compensation, professional fees and depreciation.

Liquidity and Capital Resources

June 30, 2021, Compared to December 31, 2020

As of June 30, 2021, the Company had cash of $1,390,018 compared to $102,263 as at December 31, 2020. The increase of $1,287,755 in cash from last year was mainly from the sales of common stock of $1,780,007. This increase was partly offset by net cash used for operating expenses. Since its inception, the Company has incurred net losses and funded its operations primarily through the issuance of equities and advance from a director. As at June 30, 2021, the company had a total shareholders’ equity of $8,189,887.

The condensed financial statements included in this prospectus have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty. The Company’s ability to continue as a going concern is dependent upon, among other things, its ability to raise capital to start building facilities to grow, research and distribute medical plants. Such capital, however, may not be available, if at all, on terms that are acceptable to the company.

December 31, 2020, Compared to December 31, 2019

The Company had cash of $102,263 at December 31, 2020 as compared to nil at December 31, 2019. The Company accelerated its capital raising efforts in the calendar year 2020 in preparation for beginning operations in the 2021 calendar year.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the six months ended June 30, 2021.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For a detailed discussion about the Company’s significant accounting policies, refer to Note 3 “Summary of Significant Accounting Policies,” in the Company’s financial statements included in this prospectus. During the six months ended June 30, 2021, no material changes were made to the Company’s significant accounting policies.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

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BUSINESS

Shareholders should read this section in conjunction with the more detailed information about the Company contained in this prospectus, including our audited and unaudited financial statements and the other information appearing in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Mission & Vision

Bright Green’s mission is to be the premier federally-authorized provider of cannabis in North America. Our vision is to improve the quality of life across a broad spectrum of demographics through the opportunities presented by medicinal applications of plant-based therapies, particularly cannabis-derived products.

Our Company

We are a first-mover in the U.S. federally-licensed cannabis space. We are one of a few companies who have received conditional approval based on already agreed terms from the DEA to produce federally legal cannabis, and have entered into the MOA with the DEA which permits BGC to proceed towards a Federal Registration for the Bulk Manufacturing of cannabis under DEA Document Control Number W20078135E.

Unlike state-licensed cannabis companies who engage in commercial sales to consumers, and whose businesses are legal under state law but not federal law, subject to the milestones and requirements set forth herein, we will be authorized by the federal government to sell cannabis commercially for research and manufacturing purposes, export cannabis for international cannabis research purposes, and sell cannabis to DEA-registered pharmaceutical companies for the production of medical cannabis products and preparations. We plan to focus on the development of cannabis strains and sales of products with high contents of CBN (cannabinol) and CBG (cannabigerol). If and when permitted under federal law, we also plan to sell cannabis-derived CBN and CBG to consumers.

Because cannabis is a Schedule I Controlled Substance in the U.S., it has been historically under researched. Though the majority of Americans now live in states where cannabis is legal, the full potential of the cannabis plant for medicinal use remains understudied due to limited access to federally-approved cannabis. The DEA recently issued a call for more cannabis research supply based on the increased demand for cannabis research in the U.S. As described herein, we received conditional approval from the DEA based on already agreed terms set forth in the MOA. Final approval from the DEA is conditioned on, among other things, completed construction of manufacturing and production facilities and systems. Following final approval, we will be permitted to cultivate and manufacture cannabis, supply cannabis researchers in the U.S. and globally, and produce cannabis for use in pharmaceutical production of prescription medicines within the U.S. Our activities will be legal under federal law, which sets BGC apart from most U.S. cannabis companies.

We have assembled an experienced team of medical professionals and researchers, international horticultural growers and experts, and construction and cannabis production professionals, which we believe position us as a future industry leader in the production of cannabis.

Background

BGC owns a 70 acre parcel of land which includes a completed greenhouse structure, and a 40 acre parcel of land nearby. BGC is constructing additional greenhouses on these properties, one of which BGC plans to use as a research and development facility pursuant to potential partnership or other arrangements with leading U.S. universities. These planned state-of-the-art facilities will be used to cultivate and manufacture high quality cannabis to further scientific research throughout the U.S. BGC will leverage automation throughout the facility to ensure that all of BGC’s processes are reliable and consistent. New Mexico’s uniquely predictable climate and abundant sunshine make it an ideal setting for cultivation of cannabis in a greenhouse. BGC will use state-of-the-art technology to cultivate cannabis in an efficient, standardized, and cost-effective way. Two of the new greenhouses BGC will build will be automated, totaling almost one million square feet. The property has adequate utilities and water and is ideally situated to cultivate and process cannabis in harmony with the surrounding environment, using the most advanced technology. The result will be consistent, pure, high-quality cannabis and cannabis extracts that will provide consistent, safe inventory for cannabis researchers around the nation.

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Planned Business Lines

Domestic Cannabis for U.S. Researchers and Registered Manufacturers

We plan to sell cannabis to research institutions, pursuant to our conditional approval from the DEA. Sales of THC cannabis products will be made only via bona fide supply agreements from existing DEA registrants., and will not be directly to consumers. Following final approval from the DEA, we plan to apply for a Controlled Substances Bulk Manufacturing License to cultivate and manufacture cannabis for sale to federally funded research institutions and other purposes.

Once authorized, we will be permitted to supply DEA-registered research institutions with cannabis that contains high levels of THC. Additionally, we plan to conduct in-house research at our own facilities. Our license will also allow us to provide our products to in-house researchers, which we believe will allow us to conduct cutting edge research into plant-based therapies using cannabis. We have been granted several patents for cannabis based products. See “Business-Intellectual Property”.

Given the competitiveness of the process to obtain a DEA registration to cultivate and process cannabis, and the continued federal illegality of cannabis in the U.S., we believe we will be uniquely positioned to capture significant parts of the cannabis research supply market. The market for clinical research has grown exponentially over the past decades, and we project cannabis research to take a similar trajectory.

Cannabis for International Export

Our DEA registration will also allow us to export cannabis to researchers internationally. Given our state of the art facility in development, as well as the cannabis manufacturing expertise of our team, the unique climate of New Mexico and its suitability for cannabis crop, we anticipate significant demand for our high-quality cannabis products from international markets.

Cannabis for U.S. Pharmaceutical Production - CBN and CBG

Our DEA registration will allow us to sell cannabis to DEA-registered pharmaceutical companies for the purpose of producing medicinal cannabis or cannabis preparations. There is significant potential for revenue from pharmaceutical companies that currently manufacture or desire to manufacture drugs containing cannabis extracts, either on an over-the-counter or prescription basis.

Further, we plan to sell cannabinoid-focused products, once legal under applicable law. CBG and CBN are cannabinoids, like CBD, which can be derived from the cannabis plant. The CBG and CBN extracts we plan to produce would be sold to pharmaceutical companies and other market participants. The Company is in preliminary discussions with several pharmaceutical companies in connection with proposed supply contracts for CBN and CBG high grade oil extracts, to be used in healthcare, hormone balance and anti-aging studies. We plan to distinguish ourselves by focusing on CBN and CBG, which offer alternative health and wellness benefits to CBD. By focusing on cannabis-derived CBN and CBG rather than hemp-derived CBD, we will leverage the potential growth opportunity offered by these alternative cannabinoids. The cannabis plant contains hundreds of cannabinoids and other parts, and due to the ongoing federal illegality severely restricting research on these components, many believe that there is health and wellness potential in some of these plant derivatives that has not yet been studied.

FDA Supply

The FDA has stated that it recognizes that there is significant interest in the development of therapies and other consumer products derived from cannabis. The agency has stated that it is committed to protecting the public health while also taking steps to improve the efficiency of regulatory pathways for the lawful marketing of appropriate cannabis and cannabis-derived products. The FDA has stated that it is working to answer questions about the science, safety, and quality of products containing cannabis and cannabis-derived compounds. BGC will be well-positioned to act as a partner to the FDA as it advances these efforts, and we will be one of the few federally-registered suppliers of cannabis available to the FDA for any of its research or exploration efforts in the space. Further, BGC has developed certain patents that when working with the FDA approvals will give BGC competitive advantages.

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CBG and CBN to Consumers Post-Legalization

Once cannabis legalization occurs at the federal level, we will then plan to sell high CBN and CBG cannabis directly to consumers. We anticipate that we will already have been able to refine our production methods and products for consistency and quality by the time federal legalization occurs, and will be well-positioned to offer our products directly to consumers, once it is federally legal to do so.

Greenhouse Facility in Grants, New Mexico

BGC has adopted a phased approach to increase production on its site in Grants, New Mexico. In the first phase, a 2-acre “fast start” greenhouse will be constructed. Subsequently, one of two larger greenhouses will be built in Phase 2, with the second following immediately in Phase 3.

Timeline

●	October 2021: BGC plans to break ground on construction of the 2-acre greenhouse.
●	Q1 2022: The first harvest is planned for the first quarter of 2022.
●	Subsequently, we plan to further develop our facility Phase 2, which will first expand on the existing 70-acre lot, and then also include a facility on the neighboring property. Phase 3 is planned immediately thereafter.

Based on the two-acre greenhouse plan, BGC will have capacity for the following outputs:

●	50,000 cannabis plants in the facility at all times and at different maturity levels
●	Annual harvested plants approximately 300,000 (multiple harvests per year)
●	Capacity to process 5,000 lbs. of plant material per day, using supercritical CO2 extraction.

BGC plans to cultivate marijuana and focus on the production of dried flower, and oils and marijuana extracts. BGC may also produce edibles which contain extracts, if permitted by DEA regulations and requested by customers.

The BGC process draws on expertise from Aurora Larssen Projects, who has completed over 50 fully legal cannabis projects in jurisdictions throughout the world, including Canada, Australia and Denmark. BGC will start with tissue cultures from superior, proven cannabis genetics from Denmark, and then have best practices developed by Aurora Larssen.

Intellectual Property

BGC holds three patents, and other approved patent applications and applications pending review. The patents held by the Company are: Patent No. 10,668,045 for topical massage oil and cream containing CBD, CBN, Curcumin and Boswellia Resin; Patent No. 10,946,307 Extraction of Cannabinoids, Curcuminoids and Ginsenosides; and Patent No. 10,946,308 Enzymatic Method for Extraction and Purification of Phytocannabinoids.

Applications which were submitted and approved include: Docket # 010 PUS1 Fortified CBD oil for treatment of PTSD. Pending Applications which were submitted and are being reviewed include: Docket #016 PUS1 Selection of New Varieties of Cannabis Plants Expressing Cannabinoids by Cell Culture; Docket #020 PUS1 Generation of New Varieties of Cannabis by Chemical Mutagenesis of Cannabis Cell Suspensions.

Recent Developments and Current Licenses Held

In May 2021, BGC entered the MOA with the DEA to grow cannabis for federally sanctioned research. Final registration is anticipated in the coming months, and is contingent upon completion of construction and a successful inspection by the DEA of BGC’s facilities, based on the terms agreed in the MOA. On July 23, 2020, BGC received approval from the State of New Mexico Board of Pharmacy to conduct Controlled Substances Manufacturing of Cannabis Products in the state, pursuant to receiving approval from the DEA to do so. On July 24, 2020, BGC submitted an application to the DEA for Controlled Substances Bulk Manufacturing of cannabis products for authorized purposes.

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BGC is licensed by the State of New Mexico (Business License State Tax ID # 03-324986-00-5), The New Mexico Board of Pharmacy (Controlled Substance Facility Wholesaler No. CS00229100 valid through July 31, 2024 and Controlled Substance Manufacturer No. WD00012763, valid through December 31, 2022; however, BGC may not commence cannabis growing operations until both the State of New Mexico and the federal government or its authorized agencies, in particular the DEA, have signed off and fully authorized that Bright Green Corporation is in full compliance of all applicable rules. BGC also holds a Continuous Hemp Commercial Research Production License, issued to James Colasanti, from the Board of Regents of the New Mexico State University, License No. CHPL-3-2021, expiring January 31, 2022.

Industry Overview

US Market Overview

The U.S. cannabis industry is undergoing rapid growth and change, particularly with the recent opening of opportunities for federally sanctioned research on cannabis in partnership with the DEA, as well as the federal legalization of hemp, and corresponding state and federal hemp research programs.

BGC plans to operate in the U.S. market for federally sanctioned cannabis — as a supplier of cannabis for research or DEA Registered Manufacturing purposes, and as a researcher itself. Importantly, all of BGC’s proposed activities will comply with all existing or future federal and state regulations.

Legal Background – Cannabis

Thirty seven states, the District of Columbia, Puerto Rico and Guam have legalized some form of whole-plant cannabis cultivation, sales and use for certain medical purposes (medical states). Eighteen of those states and the District of Columbia and Northern Mariana have also legalized cannabis for adults for non-medical purposes (sometimes referred to as adult use). Under U.S. federal law, however, those activities are illegal. Cannabis, other than hemp (defined by the U.S. government as Cannabis sativa L. with a THC concentration of not more than 0.3% on a dry weight basis), is a Schedule I controlled substance under the U.S. Controlled Substances Act (21 U.S.C. § 801, et seq.) (the “CSA”). Even in states or territories that have legalized cannabis to some extent, the cultivation, possession, and sale of cannabis in-state or where those activities are deemed involved in interstate commerce, all violate the CSA and are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law.

While the U.S. government has not enforced those laws against companies complying with state cannabis laws, it retains the authority to do so, and as such the likelihood of any future adverse enforcement against companies complying with state cannabis laws remains uncertain. In 2018, then-U.S. Attorney General Jefferson Sessions rescinded the DOJ’s previous guidance (the Cole Memo) that had given federal prosecutors discretion not to enforce federal law in states that legalized cannabis, as long as the state’s legal regime adequately addressed specified federal priorities. The Sessions Memo, which remains in effect, states that each U.S. Attorney’s Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors could and still can use their prosecutorial discretion to decide to prosecute even state-legal cannabis activities. Since the Sessions Memo was issued nearly three years ago, however, U.S. Attorneys have not targeted state law compliant entities. The policy of not prosecuting companies complying with state cannabis laws is likely to continue under current U.S. Attorney General Merrick Garland.

Additionally, since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the DOJ, which includes the Drug Enforcement Administration, from using appropriated funds to prevent states from implementing their medical-use cannabis laws. In USA vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that the provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the court noted that, if the spending bill provision were not continued, prosecutors could enforce against conduct occurring during the statute of limitations even while the provision was previously in force. Other courts that have considered the issue have ruled similarly. This affords some extra protection for medical cannabis businesses, but does not apply to adult use businesses. Furthermore, any change in the federal government’s enforcement posture with respect to state-licensed cannabis sales, including the enforcement postures of individual federal prosecutors in judicial districts where we operate, is still a possibility.

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Despite the ongoing federal illegality of cannabis, the DEA authorizes certain institutions to conduct research using cannabis, and recently expanded those efforts. Between January 2017 and January 2019, the DEA’s projections for federally approved cannabis research projects increased dramatically, and as a result, the DEA more than quadrupled its production quota. In that time, the number of federally registered cannabis researchers increased by more than 40 percent, from 384 to 542. Subsequently, the DEA announced that it would, for the first time in decades, open up opportunities for additional cultivators to supply cannabis for this research.

On August 26, 2019, the DEA announced that it will further facilitate and expand scientific and medical research for cannabis in the United States, including registering additional entities to produce cannabis for researchers, in order to increase the amount and variety of cannabis available for research. The DEA intends this to “facilitate research, advance scientific understanding about the effects of marihuana, and potentially aid in the development of safe and effective drug products that may be approved for marketing by the Food and Drug Administration.” In other words, the U.S. government believes that cannabis research is in the public’s interest. Furthermore, this public statement acknowledges the possibility that medical cannabis or related products may, in the future, be FDA-approved.

On December 18, 2020, DEA finalized new regulations pertaining to applications by entities seeking to become registered with DEA to grow cannabis as bulk manufacturers for authorized purposes. Under these and other applicable regulations, applicants are responsible for demonstrating they have met various requirements, including requirements to possess appropriate state authority, document that their customers are licensed to perform research, and employ adequate safeguards to prevent diversion.

On May 14, 2021, the DEA announced memorandums of agreement were provided to an unspecified and unnamed number of companies to collaborate with the DEA “to facilitate the production, storage, packaging, and distribution of marijuana under the new regulations as well as other applicable legal standards and relevant laws.” To the extent these memorandums of agreement are finalized, DEA anticipates issuing DEA registrations to these manufacturers. Each applicant will then be authorized to cultivate cannabis – up to an allotted quota – in support of the more than 575 DEA-licensed researchers across the nation. As individual manufacturers are granted DEA registrations, that information will be made available on DEA’s Diversion Control website.

Recent Federal Cannabis Bills

President Biden’s campaign position on cannabis falls short of full legalization. He has campaigned on a platform of relaxing enforcement of cannabis proscriptions, including decriminalization generally. According to the Biden campaign website: “A Biden Administration will support the legalization of cannabis for medical purposes and reschedule cannabis as a CSA Schedule II drug so researchers can study its positive and negative impacts. This will include allowing the VA to research the use of medical cannabis to treat veteran-specific health needs.” He has pledged to “decriminalize” cannabis, which could prompt his U.S. Attorney General to issue policy guidance to U.S. Attorneys that they should not enforce federal cannabis prohibition against state law compliant entities and others legally transacting business with them. While President Biden’s promise to decriminalize likely would mean that the federal government would not criminally enforce the Schedule II status against state legal entities, and would expand opportunities for cannabis research in the U.S., the implications of the potential re-scheduling are not entirely clear for state legal commercial cannabis operators. Although the U.S. Attorney General could issue policy guidance to federal prosecutors that they should not interfere with cannabis businesses operating in compliance with states’ laws, any such guidance would not have the force of law. The President alone cannot legalize medical cannabis, and as states have demonstrated, legalizing medical cannabis can take many different forms. While rescheduling cannabis to the CSA’s Schedule II would ease certain research restrictions, it would not make the state medical or adult-use programs federally legal.

Furthermore, while industry observers are hopeful that a Democrat-controlled Senate, along with a Biden presidency, will increase the chances of federal cannabis policy reform, there is no timeline for the passage of a bill legalizing cannabis. In July 2021, Senators Chuck Schumer (D-NY), Cory Booker (D-NJ) and Ron Wyden (D-OR) released a discussion draft of the Cannabis Administration and Opportunity Act, which would remove cannabis from the federal list of controlled substances and allow states to implement their own cannabis laws. The bill provides a comprehensive federal solution for cannabis by creating a framework for regulating and taxing state-legal sales and addressing social equity and justice goals. It also proposes some legislative fixes for hemp and CBD. The sponsoring senators have requested comments from stakeholders and the public, for which there is a deadline of September 1, 2021. This represents a major step towards potential federal legalization.

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Previously, under the Trump administration, two significant cannabis bills were approved by the House of Representatives, however both were rejected by the U.S. Senate. Those bills were the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, which would have repealed the federal criminalization of marijuana, and the Secure and Fair Enforcement (“SAFE”) Banking Act, which would have eliminated penalties that could be assessed on financial institutions because they provided services to cannabis businesses. Given the Senate’s reluctance on these bills, the publication of the Cannabis Administration and Opportunity Act (described above) is a significant development. Yet, regardless of the future status of federal legalization of cannabis, there are already tremendous opportunities for fully legal medical cannabis researchers, suppliers, and product developers.

Market Growth

In the medical market, the demand for cannabis for research is likely to increase significantly over the next few years and decades, due to the increasing number of states legalizing cannabis and the strong public support for cannabis legalization. By 2025, 5.4 million Americans, or 2.4% of U.S. adults, are predicted to be registered patients in medical cannabis states, according to a report by New Frontier Data. New Frontier also projects that the medical cannabis market will nearly double to over $16 billion in that time. Already, in addition to government funding, some institutions are already receiving private investment in cannabis research. For example, Harvard and MIT recently received a $9 million donation to fund research into cannabis’ influence on brain health and behavior.

Notably, research to date indicates that cannabis does not pose a threat to public health and safety. Historically, one of the DEA’s chief administrative law judges in an opinion, referred to cannabis as “one of the safest therapeutically active substances known.” More recently, in states with medical cannabis programs, opioid overdoses, Medicaid prescriptions for conditions treated by cannabis, and absences from work due to illness all declined significantly, absolutely and compared with states that continue to prohibit cannabis.

In 2019, large pharmaceutical companies in the U.S. spent $83 billion on drug research and development. The private research market, like the federal DEA research program, has an interest in investigating the uses and risk of cannabis and hemp derivatives, not only in states that have legalized medical cannabis, but also in anticipation of potential full legalization. Research topics of interest include:

●	therapeutic benefits and risks of cannabis for common conditions for military veterans, including PTSD and chronic pain;

●	therapeutic benefits and risks of cannabis for opioid addiction treatment, as well as other medical conditions and disabilities;

●	cognitive effects of THC use in the developing brain of adolescents;

●	prevention of and treatment for cannabis use disorder;

●	effects of different levels of THC potency levels;

●	accurate roadside testing to detect driving while impaired with cannabis and related topics;

●	availability of inaccurately labeled and adulterated cannabis;

●	effective cannabis packaging requirements for consumer and child safety;

●	effect of cannabis legalization on workplace testing and workplace safety for safety-sensitive jobs, including the use of synthetic THC;

●	effect of cannabis use on mental health and addiction;

●	effect of cannabinoids on immunological responses against bacterial or viral infections.

Regarding the cannabis market generally, the industry is large and growing as well. In 2020, there was $17.5 billion in annual industry sales, a 46% increase from 2019. As of May 2021, capital raises in cannabis reached $6 billion, signaling increased confidence in projections of aggressive cannabis market growth. According to a report by New Frontier Data the U.S. legal cannabis market is predicted to more than double, reaching $41.5 billion in sales by 2025, producing a 21% compound annual growth rate (CAGR). Therefore, BGC will be entering a sizeable market with the first-mover advantage of a federally compliant business as cannabis enters a new stage of growth and development.

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MANAGEMENT

The following table sets forth certain information as of the date of this prospectus about our executive officers and members of our Board.

Directors and Executive Officers	Age	Position/Title
Terry Rafih	66	Chairman
Edward A. Robinson	67	Chief Executive Officer, Director
Douglas Bates	61	Chief Financial Officer
Dr. Alfie Morgan	71	Director
Lynn Stockwell	65	Director
Dean Vallore	50	Director
Robert Arnone	55	Director

Terry Rafih has been Chairman of BGC’s Board since October 2019. Since January 1989, Mr. Rafih has been the Owner and Chief Executive Officer of Rafih Automotive Group, one of Canada’s largest networks of auto dealerships. Mr. Rafih has decades of business experience and has managed mergers and acquisitions representing several billion dollars in aggregate value. Mr. Rafih received a B.S. in business administration from the University of Windsor. Mr. Rafih brings over 30 years of executive leadership experience to the Board. Mr. Rafi’s insights are critical to Board discussions.

Edward A. Robinson has been BGC’s Chief Executive Officer and a member of the Board since October 2019. Since April 2017, Mr. Robinson has been Founder and Chief Executive Officer of Robinson Advisory Services, a business advisory and consulting firm which provides services to a wide range of businesses across multiple segments. Mr. Robinson was the Chief Executive Officer of BMW Financial Services for the America’s Region from April 2005 to December 2016. Mr. Robinson joined BMW in 1979 and held various roles of increasing seniority, including Chief Operating Officer of BMW of North America, until being named Chief Executive Officer of BMW Financial Services. During that same period, Mr. Robinson acted as a Director of BMW Bank, a Salt Lake City, Utah-based industrial loan corporation. Mr. Robinson received an M.B.A. from Saint John’s University. Mr. Robinson brings strong ties to the financial services and investment banking industries, and extensive corporate governance and executive leadership experience.

Dr. Alfie Morgan has been a Director of BGC’s Board since 2020. Dr. Morgan has been an Emeritus Professor of Business Administration at the University of Windsor in Canada since September 2016. From 1969 to 2003, he served as a professor with the University of Windsor, retiring as full-time member of faculty. He is the author/co-author of numerous publications and a book covering topics in the areas of strategic management, strategic planning, entrepreneurship, new venture formation, and corporate strategy and corporate best practices. He has served as a Director of the Windsor Regional Chamber of Commerce since 2003, and served as a Director of the Better Business Bureau of Southwest Ontario from 2018 to 2020. He previously maintained a management consulting practice specializing in strategic planning, and new venture formation. Dr. Morgan holds a B.Com from Cairo University, an M.B.A. from Boston University, and a Ph.D. from American University. Dr. Morgan brings decades of management, research and leadership experience to the Board

Douglas Bates has been Chief Financial Officer since October 2019. Since July 2019, Mr. Bates has also acted as Chief Financial Officer of Rafih Auto Group. From 1990 through July 2019, Mr. Bates was a partner with Gerald Duthie & Co. LLP, a public accounting and management consulting firm with operations in Canada and the U.S. For 28 years, Mr. Bates provided assurance, tax and consulting services to a broad range of clients in the automotive, manufacturing, retail, construction and health care sectors. He is a Chartered Professional Accountant, Chartered Accountant and holds an Honors Math degree from the University of Waterloo.

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Lynn Stockwell is the founder of Bright Green Corporation and has been a Director of BGC’s Board since its inception. From 2015 to 2020, Ms. Stockwell was a Managing Member of Bright Green Innovations, LLC, an emerging cannabis company, where Ms. Stockwell was responsible for managing the company’s industry, business and medical research relationships. Ms. Stockwell has served as a director for numerous hospitals and held senior leadership positions in connection with fund raising events to promote the use of natural additives as an alternative to opioids. Ms. Stockwell is a sponsor of biomedical research and clinical trials and a member of AHP, the Association for Healthcare Philanthropy, with an interest in plant-based bio-identical hormone replacement. Ms. Stockwell is intimately familiar with BGC’s business and operations, and brings significant knowledge of BGC’s business and the healthcare industry to the Board.

Dean M. Vallore has been a Director of BGC’s Board since 2020. Mr. Vallore is managing partner of Vallore & Gordillo L.L.P., a law firm based in Cleveland, Ohio, which he co-founded in January 2012. Since January 20212, Mr. Vallore has also acted as Magistrate with the South Euclid Municipal Court in Ohio. Mr. Vallore has been an adjunct professor of law, focusing on federal procedure, with the Cleveland-Marshall College of Law at Cleveland State University since January 2011. Before entering private practice, Mr. Vallore was a United States Attorney. Mr. Vallore is an expert in matters related to federal corporate compliance and acts as legal counsel to several medical-grade cannabis and cannabis-related companies. Mr. Vallore received his J.D. from Cleveland State University - Cleveland-Marshall College of Law and his B.S. in finance from Miami University. Mr. Vallore brings decades of corporate governance and federal regulatory and legal experience to the Board.

Robert Arnone has been a member of BGC’s Board since July 2021. Since 2006, Mr. Arnone has been co-owner and Chief Executive Officer of Levaero Aviation, the exclusive Canadian dealer for Pilatus Aircraft, and a globally recognized leading aircraft brokerage (“Levaero”). Mr. Arnone joined Levaero in 1999 and held various leadership positions before acquiring the company in 2006. Under his leadership, Levaero has expanded significantly and regularly records annual sales in excess of $75 million. Mr. Arnone holds a B.A. from Lakehead University and is a Certified Public Accountant.

Corporate Governance

Our business and affairs are managed under the direction of our Board. The number of directors will be fixed by our Board, subject to the terms of our certificate of incorporation and bylaws, which will include a requirement that the number of directors be fixed exclusively by a resolution adopted by directors constituting a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Our Board currently consists of seven directors.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Corporate Governance Profile

We intend to structure our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure will include the following:

●	Our Board will not be classified, with each of our directors subject to re-election annually;
●	We expect that a majority of our directors will satisfy the Nasdaq listing standards for independence;
●	Generally, all matters to be voted on by stockholders will be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class;
●	We intend to comply with the requirements of the Nasdaq marketplace rules, including having committees comprised solely of independent directors; and
●	We do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

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Role of the Board in Risk Oversight

The Board actively manages the Company’s risk oversight process and receives periodic reports from management on areas of material risk to the Company, including operational, financial, legal, and regulatory risks. The Board committees will assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee will assist the Board with its oversight of the Company’s major financial risk exposures. The Compensation Committee will assist the Board with its oversight of risks arising from the Company’s compensation policies and programs. The Corporate Governance and Nominating Committee will assist the Board with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee will be responsible for evaluating certain risks and overseeing the management of those risks, the entire Board will be regularly informed about the risks.

Director Independence

The Nasdaq marketplace rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominations committees be independent, or, if a listed company has no nominations committee, that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors. The Nasdaq marketplace rules further require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

Prior to the completion of this offering, our Board undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that each of                qualify as an independent director, as defined under the applicable corporate governance standards of Nasdaq. These rules require that our Audit Committee be composed of at least three members, one of whom must be independent on the date of listing on Nasdaq, a majority of whom must be independent within 90 days of the effective date of the registration statement containing this prospectus, and all of whom must be independent within one year of the effective date of the registration statement containing this prospectus.

Board Leadership

Terry Rafih is the Chairman of the Board. Edward Robinson is BGC’s Chief Executive Officer and Director.

The Board does not have a lead independent director. To help ensure the independence of the Company’s Board, the independent directors of the Board generally meet without members of management at various times during the year.

Board Committees and Meetings

The Board will establish three standing committees, the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, to assist it with the performance of its responsibilities. The Board will designate the members of these committees and the committee chairs based on the recommendation of the Corporate Governance and Nominating Committee. The Board will adopt written charters for each of these committees, which will be available on the investor relations section of our website at https://brightgreen.us/. Copies will also be available in print to any stockholder upon written request. The chair of each committee will develop the agenda for that committee and determines the frequency and length of committee meetings.

The Board held 23 meetings during 2020, and have been held biweekly in 2021. Directors are expected to attend Board meetings, the Annual Meeting of Stockholders and meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting.

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Audit Committee

The Board will formally establish an Audit Committee which will initially consist of three independent directors,        .. The committee’s primary duties will be to:

●	review and discuss with management and our independent auditor our annual and quarterly financial statements and related disclosures, including disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the results of the independent auditor’s audit or review, as the case may be;
●	review our financial reporting processes and internal control over financial reporting systems and the performance, generally, of our internal audit function;
●	oversee the audit and other services of our independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee;
●	provide an open means of communication among our independent registered public accounting firm, management, our internal auditing function and our Board;
●	review any disagreements between our management and the independent registered public accounting firm regarding our financial reporting;
●	prepare the Audit Committee report for inclusion in our proxy statement for our annual stockholder meetings;
●	establish procedures for complaints received regarding our accounting, internal accounting control and auditing matters; and
●	approve all audit and permissible non-audit services conducted by our independent registered public accounting firm.

The Board has determined that each prospective member of the Audit Committee is independent of management and free of any relationships that, in the opinion of the Board, would interfere with the exercise of independent judgment and are independent, as that term is defined under the enhanced independence standards for audit committee members in the Exchange Act and the rules promulgated thereunder.

The Board has determined that               is an “audit committee financial expert,” as that term is defined in the rules promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Sarbanes-Oxley Act of 2012. The Board has further determined that each prospective member of the Audit Committee shall be financially literate and that at least one member of the committee has accounting or related financial management expertise, as such terms are interpreted by the Board in its business judgment.

Compensation Committee

The Board will formally establish a Compensation Committee, which will initially consist of three independent directors (as defined under the general independence standards of the Nasdaq listing standards and our Corporate Governance Guidelines): are               each a “non-employee director” (within the meaning of Rule 16b-3 of the Exchange Act). The committee’s primary duties will be to:

●	approve corporate goals and objectives relevant to executive officer compensation and evaluate executive officer performance in light of those goals and objectives;
●	determine and approve executive officer compensation, including base salary and incentive awards;
●	make recommendations to the Board regarding compensation plans; and
●	administer our stock plan.

The Compensation Committee will determine and approve all elements of executive officer compensation. It will also provide recommendations to the Board with respect to non-employee director compensation. The Compensation Committee may not delegate its authority to any other person, other than to a subcommittee.

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Corporate Governance and Nominating Committee

Our Board will formally establish a Corporate Governance and Nominating Committee, which will initially consist of              .. The committee’s primary duties will be to:

●	recruit new directors, consider director nominees recommended by stockholders and others and recommend nominees for election as directors;
●	review the size and composition of our Board and committees;
●	oversee the evaluation of the Board;
●	recommend actions to increase the Board’s effectiveness; and
●	develop, recommend and oversee our corporate governance principles, including our Code of Business Conduct and Ethics and our Corporate Governance Guidelines.

Code of Business Conduct and Ethics

We plan to adopt a written code of business ethics and conduct (the “Code of Conduct”) that will apply to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. The objective of the Code of Conduct will be to provide guidelines for maintaining our and our subsidiaries integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct will address conflicts of interest, protection of our assets, confidentiality, fair dealing with stockholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct will be required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board will have ultimate responsibility for the stewardship of the Code of Conduct, and it will monitor compliance through our Corporate Governance and Nominating Committee. Directors, officers and employees will be required to annually certify that they have not violated the Code of Conduct. Our Code of Business Conduct and Ethics reflects the foregoing principles. The full text of our Code of Business Conduct and Ethics will be published on our website prior to the effectiveness of this registration statement.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of the Code of Conduct applicable to our Chief Executive Officer and Chief Financial Officer by posting such information on our website.

Legal Proceedings

Other than as set forth below, to our knowledge, (i) no director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years; (ii) no director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years; (iii) no director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years; and (iv) no director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

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EXECUTIVE AND DIRECTOR COMPENSATION

We are an “emerging growth company” under applicable SEC rules and are providing disclosure regarding our executive compensation arrangements pursuant to the rules applicable to emerging growth companies, which means that we are not required to provide a compensation discussion and analysis and certain other disclosures regarding our executive compensation. The following discussion relates to the compensation of our named executive officers for 2020. None of our executive officers were on payroll for the years 2019 or 2020, nor did we have any employees.

The Compensation Committee will be comprised of             . Following the adoption of the Compensation Committee charter, the Compensation Committee will determine and approves all elements of executive officer compensation. The Compensation Committee’s primary objectives in determining executive officer compensation will be to (i) develop an overall compensation package that is at market levels and thus fosters executive officer retention and (ii) align the interests of our executive officers with our stockholders by linking a significant portion of the compensation package to performance.

Fiscal Year 2020 and 2019 Summary Compensation Table

No executive officers or directors received compensation during the years ended December 31, 2020 and period ended 2019.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	Equity Awards ($)	Total ($)
Terry Rafih, Chairman	2019	-	-	-	-
	2020	-	-	345,345	345,345
Edward A. Robinson, Chief Executive Officer, Director	2019	-	-	-	-
	2020	-	-	207,000	207,000
Douglas Bates, Chief Financial Officer	2019	-	-	-	-
	2020	-	-	6,900	6,900

Employment Agreements

BGC does not have an employment agreement with any member of BGC’s management team or any members of the Board. BGC plans to enter into executive employment agreements with BGC’s management team.

Equity Incentive Awards

Each non-employee Director was awarded a one-time grant of 5,000 shares upon being appointed to the Board of Directors during the year ended 2021.

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Fiscal Year 2020 Outstanding Equity Awards at Fiscal Year-End Table

The following table lists all of the outstanding equity awards held on December 31, 2020 by each of the Company’s named executive officers.

Option Awards								Equity Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number ofSecurities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Edward A. Robinson		-	-	-			-		-	-
Douglas Bates		-	-	-			-		-	-

Director Compensation

Each non-employee Director was awarded a one-time grant of 5,000 shares upon being appointed to the Board of Directors during the year ended 2021.

Fiscal Year 2020 Director Compensation Table

No Directors received cash compensation in 2020.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Following is a description of transactions since 2019, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors (including nominees), executive officers or beneficial holders of more than 5.0% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Bright Green Grow Innovations, LLC Merger

On May 28, 2019, the Company entered into the BGGI Agreement. Pursuant to the BGGI Agreement, BGGI transferred to the Company two parcels of land and a greenhouse building having a total net carrying value of $9,128,851 in exchange for shares of BGC. The land transfer consisted of a 70-acre lot with a greenhouse at 1033 George Hanosh Blvd., Grants, New Mexico 87020 and a 40-acre lot in the City of Grants, New Mexico. The Company assessed that the merger transaction did not qualify as a business combination in accordance with the provisions of ASC 805. The Company accounted for the merger as an acquisition of assets. Because the BGGI Merger was deemed a related party transaction by virtue of common ownership and management under ASC 850, the assets transferred to the Company have been accounted for at historical carrying values of BGGI. For more information, see Note 7 to BGC’s audited financial statements for the year ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019 filed as a part of this registration statement.

The foregoing is merely a summary of the BGGI Agreement and the BGGI Merger and the transactions consummated thereunder, and is qualified in its entirety by reference to the BGGI Agreement which is attached hereto as Exhibit 2.1.

Grants Greenhouse Growers, Inc. Merger

On October 30, 2020, BGC entered into the GGG Agreement. Pursuant to the GGG Agreement, GGG was merged into BGC in exchange for 1,000,000 shares of common stock. GGG had no assets or liabilities, other than the following options agreements:

●	A Real Estate Option Agreement dated October 5, 2020 and expiring on December 31, 2021 for $1,500 monthly payments up until June 30, 2021 and $1,750 monthly payments from July 1, 2021 to December 31, 2021, including a one-year extension, with the option to purchase 330 acres for $5,000 per acre.
●	A Real Estate Option Agreement dated October 21, 2020 and expiring on December 31, 2021, including a one-year extension, for $1,000 monthly payments with the option to purchase 175 acres for $5,000 per acre.

BGC determined the GGG Merger did not qualify as a business combination in accordance with the provisions of ASC 805. BGC accounted for the merger as an acquisition of assets. This asset acquisition was accounted for at the fair value of the options agreement of $103,837 determined using the Black Scholes Model with assumptions including current market price of land of $4,000 per acre, exercise price of option of $5,000 per acre, dividend yield of 0.00%, risk free rate for term of 0.15%, volatility 28.4% and years remaining in the range of 2.19 to 2.24 years. As at December 31, 2020, management has assessed the value of these options to be impaired due to uncertainty surrounding their recoverability. For more information, see Note 7 to BGC’s audited financial statements for the year ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019 filed as a part of this registration statement.

The foregoing is merely a summary of the GGG Agreement and the GGG Merger and the transactions consummated thereunder, and is qualified in its entirety by reference to the GGG Agreement which is attached hereto as Exhibit 2.2.

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Naseeb, Inc. Merger

On November 10, 2020, BGC entered into the Naseeb Agreement and the sole shareholder of Naseeb, the Chairman of BGC. Pursuant to the Naseeb Agreement, Naseeb was merged into BGC in exchange for 10,000,000 shares of common stock. Naseeb then assisted BGC in obtaining the following licenses and patents:

●	New Mexico Hemp License: Industrial Hemp is an agricultural plant that uses all the byproducts of the plant such as seeds and twigs in the production of hemp seed, hemp fiber, and other eco-friendly products.
●	New Mexico Board of Pharmacy Schedule 1 Bulk Manufacturers License: Securing the license was required as part of the application and consideration for a federal license. Additionally, being licensed as a Schedule 1 Bulk Manufacturer allows the Company to develop and distribute Schedule 1 drugs; an authorization precedent to the ability to grow, extract and distribute other cannabidiols, such as CBG and CBN. Moreover, with this license, the Company is exempt from the restrictions generally applicable to the cannabis industry, such as plant count and per plant taxes.
●	Federal Medical Marijuana License: The Company has a formal agreement with the Drug Enforcement Administration for the construction and operation of a federally licensed agricultural center to grow and distribute marijuana, or its chemical constituents, supplying legitimate researchers in the United States.
●	Patents: The patents held by the Company provide innovative medical therapies to a wide range of conditions. These patents can be sold, licensed, or directly marketed as clinical trials are conducted and approved by the FDA.

BGC assessed that the Naseeb Merger did not qualify as a business combination in accordance with the provisions of ASC 805. BGC accounted for the merger as an acquisition of assets. Since, under ASC 850, the merger was considered as a related party transaction by virtue of common ownership and management, the assets transferred to BGC have been accounted for at historical cost of Naseeb of $1,000. For more information, see Note 7 to BGC’s audited financial statements for the year ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019 filed as a part of this registration statement.

The foregoing is merely a summary of the Naseeb Agreement and the Naseeb Merger and the transactions consummated thereunder, and is qualified in its entirety by reference to the Naseeb Agreement which is attached hereto as Exhibit 2.3.

Other Related Party Transactions

During the year ended December 31, 2020, Lynn Stockwell, a Director of the Company, provided cash advances in connection with the payment of certain Company expenses in the form of an unsecured, non-interest bearing note with no fixed repayment terms. As of December 31, 2020, the Company owed $382,600 in connection with this note. Ms. Stockwell and the Company entered into a written agreement whereby no payment prior will be required prior to January 1, 2022.

During the year ended December 31, 2020, the Company issued 3,000,000 shares of common stock to Mr. Robinson, Chief Executive Officer of the Company, in consideration for services rendered, in lieu of cash compensation.

During the year ended December 31, 2020, the Company issued 5000,000 shares of common stock to Mr. Rafih, Chairman of the Company, in consideration for services rendered, in lieu of cash compensation.

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PRINCIPAL AND REGISTERED STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of        , 2021:

●	certain information regarding the beneficial ownership of our common stock as of , 2021 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding common stock; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common stock; and
●	the number of shares of our common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

The Registered Stockholders include (i) affiliates of the Company and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their common stock from an affiliate or the Company within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until the Company has been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days and (ii) our employees. The Registered Stockholders may, or may not, elect to sell their common stock transactions on Nasdaq at prevailing market prices. As such, the Company will have no input if and when any Registered Stockholder may, or may not, elect to sell their common stock or the prices at which any such sales may occur. See “Plan of Distribution.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the common stock covered by this prospectus, we cannot determine the number of common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

The Registered Stockholders are not entitled to any registration rights with respect to the common stock. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of common stock by the Registered Stockholders. However, we will engage a financial advisor with respect to certain other matters relating to our listing. See “Plan of Distribution.”

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days          , 2021. Shares of common stock issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on total shares of common stock outstanding as of           , 2021.

The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management’s Discussion & Analysis of Financial Results and Condition” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders. The business address of each Registered Stockholder is c/o Bright Green Corporation, 401 East Las Olas Blvd., Suite 1400, Ft. Lauderdale, FL 33301, unless otherwise indicated below.

Name and address of Beneficial Owner	Shares Beneficially Owned	Total Voting(1) %	Shares of Common Stock Being Registered
5% Stockholders:
E. MAILLOUX ENTERPRISES, INC. 3129 MARENTETTE AVE., UNIT 2 WINDSOR ON N8X 4G1 CANADA	12,700,000	7.79%
Named Executive Officers and Directors
Edward A. Robinson	5,605,000	3.43%
Douglas Bates	100,000	*%
Terry Rafih	25,005,000	15.34%
Lynn Stockwell	73,791,970	45.28%
Dr. Alfie Morgan	5,000	*%
Dean Vallore	5,000	*%
Robert Arnone	5,000	*%
Directors and Executive Officers as a Group (7 persons)	104,516,970	64.12%
Other Registered Stockholders:	-
Non-Executive Officer Employees Holding Common Stock
All Other Registered Stockholders

* Less than 1%.

(1) Based on 162,980,000 shares of common stock issued and outstanding as of August 31, 2021.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation and bylaws, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, of which are issued and outstanding. We are not currently authorized to issuer shares of preferred stock. Prior to the effectiveness of this registration statement, we will adopt an amended and restated certificate of incorporation which will permit us to issue up to shares of common stock and up to shares of preferred stock, $ par value per share, of which are issued or outstanding, as of 2021.

Common Stock

As of August 31, 2021, there were 162,980,000 shares of our common stock outstanding held by approximately 216 stockholders of record. Our amended and restated certificate of incorporation will provide:

●	holders of common stock will have voting rights for the election of our directors and all other matters requiring stockholder action. except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment;
●	holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor;
●	the payment of dividends, if any, on the common stock will be subject to the prior payment of dividends on any outstanding preferred stock;
●	upon our liquidation or dissolution, the holders of common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock outstanding at that time; and
●	our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our amended and restated certificate of incorporation will provide that shares of preferred stock may be issued from time to time in one or more series. Our Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. Our current certificate of incorporation does not permit the issuance of preferred stock and so we have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Certain Anti-takeover Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

As a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our Board. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of BGC’s voting stock.

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Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

●	upon consummation of the transaction which resulted in the stockholder becoming an interested outstanding, shares owned by:

●	persons who are directors and also officers, and

●	employee stock plans, in some instances; or

●	at or after the time the stockholder became interested, the business combination was approved by the board of directors are authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Special meeting of stockholders

Our bylaws further provide that special meetings of our stockholders may be called by the Chairman of the Board, the Board, President of BGC, or by the Board upon written request by the holders of a majority of the voting authority of BGC.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice needs to be delivered to the secretary at our principal executive offices not later than the close of business on the day nor earlier than the close of business on the day prior to the first anniversary of the date on which we first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, if no proxy materials were mailed by us in connection with the preceding year’s annual meeting, or if the date of the annual meeting is advanced more than days prior to or delayed by more than days after the anniversary of the preceding year’s annual meeting, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our amended and restated bylaws will specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our amended and restated certificate of incorporation will provide that authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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Removal of directors

Our bylaws provide that a member of our Board may be removed from service as a director, with or without cause, only by the affirmative vote of the holders of a majority of the shares of voting stock then outstanding and entitled to vote in an election of directors.

Limitation of Liability and Indemnification of Directors and Officers

Our bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

We will apply to list our common stock on the Nasdaq Capital Market under the symbol “           ”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Vstock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place. Woodmere, NY 11598; the transfer agent and registrar can be contacted by phone at: (212) 828-8436.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on Nasdaq, there has been no public market for our common stock. Sales of a substantial number of shares our common stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

Upon our registration, a total of         shares of common stock will be outstanding, all of which will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by           , substantially all of our common stock may be sold after our initial listing on Nasdaq, either by the Registered Stockholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares under Rule 144, which is expected to include approximately       shares of common stock immediately after our registration.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling common stock on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our registration; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701.

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SALE PRICE HISTORY OF COMMON STOCK

We will apply to list our common stock on the Nasdaq Capital Market. Prior to the initial listing, no public market existed for our common stock. However, our common stock has a history of trading in private transactions. The table below shows the high and low sales prices in U.S. dollars for our common stock in private transactions by our shareholders, for the indicated periods, based on information available to us. This information may, however, have little or no relation to broader market demand for our common stock and thus the opening public price and subsequent public price of our common stock on Nasdaq. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public price and subsequent public price of our common stock on Nasdaq. See “Risk Factors.”

	Per Share Sale Price	Number of Shares Sold in the Period	Volume Weighted-Average Price (VWAP)	Number of Shares Outstanding (Period End)	Fully Diluted Share Count (Period End)
	High	Low
Annual
Year ended December 31, 2021 (through June 30)
Year ended December 31, 2020
Quarterly
Year ended December 31, 2021
First Quarter
Second Quarter
Third Quarter (through)
Year ended December 31, 2020
First Quarter
Second Quarter
Third Quarter
Fourth Quarter
Monthly
Year ended December 31, 2021
January
February
March
April
May
June
July
August
September
October (through)
Year ended December31, 2020
January
February
March
April
May
June
July
August
September
October
November
December

49

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations and certain U.S. federal estate tax considerations relating to the acquisition, ownership, and disposition of our common stock applicable to non-U.S. holders that purchase our common stock in this offering and hold it as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons,” as defined under the “Code, (“U.S. persons”) have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This discussion is based on current provisions of the Code, final, temporary and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, all in effect as of the date of this prospectus supplement and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described herein. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, other U.S. federal tax, the alternative minimum tax, or the unearned income Medicare contribution tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

●	banks, insurance companies and other financial institutions;

●	brokers or dealers or traders in securities;

●	tax-exempt organizations;

●	pension plans;

●	persons who hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;
●	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

●	non-U.S. governments; and

●	U.S. expatriates and former citizens or long-term residents of the United States.

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THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

As discussed under “Dividend Policy” above, we do not expect to make distributions on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a tax-free return of capital of the non-U.S. holder’s investment and be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “Gain on Sale or Other Disposition of Common Stock.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend. Any such distributions will also be subject to the discussions below under the headings “FATCA” and “Backup Withholding, Information Reporting and Other Reporting Requirements.”

Subject to the discussion in the next two paragraphs, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends we pay to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder) will generally be exempt from the U.S. federal withholding tax described above, if the non-U.S. holder complies with applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

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Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below under the headings “FATCA” and “Backup Withholding, Information Reporting and Other Reporting Requirements,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

●	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder);

●	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, and, provided that our common stock is regularly traded in an established securities market within the meaning of applicable Treasury Regulations, the non-U.S. holder has held, directly, indirectly, or constructively, at any time during said period, more than 5% of our common stock.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates that apply to U.S. persons. If the non-U.S. holder is a non-U.S. corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from such sale or other disposition, which may be offset by certain U.S. source capital losses, if any. We believe that we are not and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

FATCA

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on our common stock, to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to the reporting rules of that intergovernmental agreement. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations would eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by timely filing a U.S. federal income tax return. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of any distributions paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

52

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal income tax considerations and certain U.S. federal estate tax considerations is for information only. It is not legal or tax advice. Prospective investors should consult their tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

53

PLAN OF DISTRIBUTION

The Registered Stockholders may sell their common stock covered hereby pursuant to brokerage transactions on Nasdaq or other public exchanges at prevailing market prices at any time after the shares of common stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the common stock by the Registered Stockholders, except we have engaged financial advisors with respect to certain other matters relating to our listing, as further described below. As such, the Company will have no input if and when any Registered Stockholder may, or may not, elect to sell their common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the common stock covered by this prospectus.

We will not receive any proceeds from the sale of common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

The DMM acting pursuant to its obligations under Nasdaq rules, is responsible for facilitating an orderly market for our common stock. Based on information provided by Nasdaq, the opening public price of our common stock on Nasdaq will be determined by buy and sell orders collected by Nasdaq from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On Nasdaq, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with Nasdaq rules because there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, the DMM will consult with     , as our financial advisor (the “Advisor”), in order for the DMM to effect a fair and orderly opening of our common stock on Nasdaq, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to such Nasdaq rules, and based upon information known to it at that time, the Advisor is expected to provide input to the DMM regarding the Advisor’s understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our common stock that it becomes aware of from potential investors and holders of our common stock, in each case, without coordination with us.

Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on Nasdaq. The pre-opening indications will be available on the consolidated tape and Nasdaq market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our common stock.

In connection with the process described above, unlike in an underwritten initial public offering, a DMM in a direct listing may have less information available to it to determine the opening public price of our common stock than a DMM would in an underwritten initial public offering. For example, because the Advisor is not acting as an underwriter, it will not have engaged in a book building process, and as a result, it will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our common stock may be more volatile than in an underwritten initial public offering and could, upon listing on Nasdaq, decline significantly and rapidly. See “Risk Factors—Risks Related to Ownership of our Common Stock.”

In addition to sales made pursuant to this prospectus, the common stock covered by this prospectus may be sold by the Registered Stockholders in private transactions exempt from the registration requirements of the Securities Act.

Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers.

If the Registered Stockholders utilize a broker-dealer in the sale of the common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from the Registered Stockholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved).

The Advisor has been engaged to advise and assist the Company with respect to certain matters relating to our listing. However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discover activities or sales of our common stock in consultation with us, except as described herein with respect to consultation with the DMM on the opening public price in accordance with Nasdaq rules.

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LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Dentons US LLP, Chicago, Illinois.         , is acting as counsel to the Financial Advisor.

EXPERTS

The audited financial statements of BGC for the year ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019 and the notes thereto included in this prospectus and elsewhere in this registration statement, have been audited by SRCO, C.P.A., Professional Corporation, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance on such report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.brightgreen.us. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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INDEX TO FINANCIAL STATEMENTS

Page
BRIGHT GREEN CORPORATION
For the three and six months ended June 30, 2021 and 2020
Condensed Statements of Financial Position as of June 30, 2021 and December 31, 2020	F-2
Condensed Statements of Loss and Comprehensive Income for the three and six months ended June 30, 2021 and 2020	F-3
Condensed Statements of Stockholders’ Equity for the three and six months ended June 30, 2021 and 2020	F-4
Condensed Statements of Cash Flows for the three and six months ended June 30, 2021 and 2020	F-5
Notes to Unaudited Condensed Financial Statements	F-6

For the year ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019
Report of Independent Registered Public Accounting Firm	F-17
Statements of Financial Position as of December 31, 2020 and 2019	F-19
Statements of Operations and Comprehensive Income/Loss for the year ended December 31, 2020 and for the period from April 16, 2019 to December 31, 2019	F-20
Statements of Stockholders’ Equity for the year ended December 31, 2020 and for the period from April 16, 2019 to December 31, 2019	F-21
Statements of Cash Flows for the years ended December 31, 2020 and for the period from April 16, 2019 to December 31, 2019	F-22
Notes to Financial Statements	F-23

F-1

BRIGHT GREEN CORPORATION

Condensed Interim Financial Statements

(Unaudited)

For the three and six months ended June 30, 2021 and 2020

BRIGHT GREEN CORPORATION

Condensed Statements of Financial Position

(Unaudited)

	Jun 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current Assets
Cash	$1,390,018	$102,263
Prepaid expenses and other current assets	8,004	19,073
Total current assets	1,398,022	121,336

Property	7,405,028	7,777,830
Intangible Asset	1,000	1,000
Total assets	$8,804,050	$7,900,166

LIABILITIES & STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$98,409	$180,338
Accrued expenses	121,855	116,330
Total current liabilities	220,264	296,668

Due to related party	393,899	382,600
Total liabilities	614,163	679,268

STOCKHOLDERS’ EQUITY

Common stock; $0.0001 par value; 200,000,000 stock authorized; 157,980,000 and 156,046,000 stock issued and outstanding at June 30, 2021 and December 31, 2020, respectively	15,798	15,605
Common stock to be issud	200,000	138,000
Additional paid-in capital	12,798,360	10,990,538
Accumulated deficit	(4,824,271)	(3,923,245)
Total stockholders’ equity	8,189,887	7,220,898
Total liabilities and stockholders’ equity	$8,804,050	$7,900,166

F-2

BRIGHT GREEN CORPORATION

Condensed Statements of Comprehensive Loss

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenue	$-	$-	$-	$-

Expenses
General and administrative expenses	284,054	612,313	528,224	709,672
Depreciation	187,431	208,320	372,802	416,640
Total operating expenses	471,485	820,633	901,026	1,126,312

Loss before income taxes	(471,485)	(820,633)	(901,026)	(1,126,312)

Income tax expense	-	-	-	-

Net loss and comprehensive loss	$(471,485)	$(820,633)	$(901,026)	$(1,126,312)

Weighted average of common shares outstanding - basic and diluted	156,919,397	127,408,341	156,531,235	125,995,467

Net loss per common share - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.01)

F-3

BRIGHT GREEN CORPORATION

Condensed Statements of Stockholders’ Equity

Three and six months ended June 30, 2021, and 2020

(Unaudited)

	Common Stock		Common Stock to be	Additional paid-in	Accumulated	Total
	Shares	Amount	issued	capital	deficit	equity
Balance at December 31, 2019	124,199,000	$12,420	$-	$9,344,721	$(870,466)	$8,486,675

Common stock issued for services	1,100,000	110	-	75,790	-	75,900
Net loss	-	-	-	-	(305,679)	(305,679)

Balance at March 31, 2020	125,299,000	12,530	-	9,420,511	(1,176,145)	8,256,896

Common stock issued for services	7,250,000	725	-	499,525	-	500,250
Net loss	-	-	-	-	(820,633)	(820,633)

Balance at June 30, 2020	132,549,000	$13,255	$-	$9,920,036	$(1,996,778)	$7,936,513

Balance at December 31, 2020	156,046,000	$15,605	$138,000	$10,990,538	$(3,923,245)	$7,220,898

Common stock issued for services	50,000	5	-	3,445	-	3,450
Common stock issued for cash, received in 2021	215,000	21	-	446,510	-	446,531
Common stock issued for cash, received in 2020	69,000	7	(138,000)	137,993	-	-
Net loss	-	-	-	-	(429,541)	(429,541)

Balance at March 31, 2021	156,380,000	15,638	-	11,578,486	(4,352,786)	7,241,338

Common stock issued for services	1,015,000	101	-	69,934	-	70,035
Common stock issued for cash	585,000	59	-	1,149,940	-	1,149,999
Common stock to be issued	-	-	200,000	-	-	200,000
Net loss	-	-	-	-	(471,485)	(471,485)

Balance at June 30, 2021	157,980,000	$15,798	$200,000	$12,798,360	$(4,824,271)	$8,189,887

F-4

BRIGHT GREEN CORPORATION

Condensed Statements of Cash Flows

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(901,026)	$(1,126,312)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	372,802	416,640
Stock-based compensation	90,008	576,150
Changes in operating assets and liabilities:
Prepaid expenses and other assets	11,069	58,349
Accounts payable	(81,929)	42,424
Accrued expenses	5,525	-
Net cash used in operating activities	(503,551)	(32,749)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party	11,299	32,749
Proceeds from sale of common stock	1,780,007	-
Net cash provided by financing activities	1,791,306	32,749

NET INCREASE IN CASH	1,287,755	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR/PERIOD	102,263	-
CASH AND CASH EQUIVALENTS, END OF YEAR/PERIOD	$1,390,018	$-

CASH PAID FOR	$-	$-
Interest	$-	$-
Income taxes

F-5

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Bright Green Corporation (the “Company”) was incorporated on April 16, 2019 under the Delaware General Corporation Law. The Company is located in Grants, New Mexico. The Company holds the land, greenhouse and patents required in the growth, production, and research of medicinal plants.

On May 28, 2019, the Company entered into a merger agreement with Bright Green Grow Innovation, LLC (“BGGI”) (Note 4).

On October 30, 2020, Grants Greenhouse Growers, Inc. (GGGI), a New Mexico corporation, merged with the Company (Note 4).

On November 10, 2020 Naseeb, Inc. (Naseeb), a New Mexico corporation, merged with the Company (Note 4).

The Company is a start-up company at June 30, 2021 and 2020 and has no revenue.

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). These financial statements are expressed in United States dollars which is the functional currency of the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of measurement

The financial statements of the Company have been prepared on an historical cost basis except as indicated otherwise.

F-6

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property

Property is stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property, except land which is not depreciated, is provided using the declining balance method with estimated lives as follows:

Building	10%

Long-lived assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC Topic 360, requires that long-lived assets be reviewed annually for impairment whenever events or changes in circumstances indicate that the assets’ carrying amounts may not be recoverable; it further requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal.

Intangible assets

The Company’s intangible assets consist of certain licenses (Note 4) which will be amortized over the term of each license. The intangible assets with finite useful lives are reviewed for impairment when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets.

Fair value of financial instruments

For certain of the Company’s financial instruments, including cash, other asset, accounts payable, accrued expenses, and due to related party, the carrying amounts approximate their fair values due to their short-term maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.

The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization,

F-7

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

low risk of counterparty default and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets. As of June 30, 2021 and 2020, there were no Level 1 assets or liabilities.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. As of June 30, 2021 and 2020, there were no Level 2 assets or liabilities.

Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

F-8

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting

ASC 280-10, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way that public business enterprises report information about operating segments in the Company’s financial statements. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Significantly all of the assets of the Company are located in the United States of America and the Company is a start-up company as at June 30, 2021 and 2020 and has no revenue. The Company’s reportable segments and operating segments will include its growth, production and research of medicinal plants operations.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. This applies in particular to valuation allowance for deferred tax assets. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Stock-based compensation

The Company accounts for stock-based payments in accordance with the provision of ASC 718, which requires that all stock-based payments issued to acquire goods or services, including grants of employee stock options, be recognized in the statement of operations and comprehensive loss based on their fair values, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Compensation expense related to stock-based awards is recognized over the requisite service period, which is generally the vesting period.

The Company accounts for stock-based compensation awards issued to non-employees for services, as prescribed by ASC 718-10, at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the guidelines in ASC 505-50. The Company issues compensatory shares for services including, but not limited to, executive, management, accounting, operations, corporate communication, financial and administrative consulting services.

F-9

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Standards, amendments, and interpretations adopted

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which modifies Accounting Standard Codification 740 – Income Taxes, to simplify the accounting for income taxes. ASU 2019-12 removes certain exceptions for intra-period tax allocation, recognizing deferred taxes for investments and simplifies guidance to reduce complexity in certain areas. This update is effective for annual periods beginning after December 15, 2020, and interim periods within those periods, and early adoption is permitted. The Company adopted this accounting policy as of January 1, 2021, which did not significantly impact its financial statements.

In March 2020, the FASB issued ASU No. 2020-10 Codification Improvements to Financial Instruments, An Amendment of the FASB Accounting Standards Codification: a)in ASU No. 2016-01, b) in Subtopic 820-10, c) for depository and lending institutions clarification in disclosure requirements, d) in Subtopic 470-50, e) in Subtopic 820-10, f) Interaction of Topic 842 and Topic 326, g) Interaction of the guidance in Topic 326 and Subtopic 860-20. The amendments in this Update represent changes to clarify or improve the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. For public business entities updates under the following paragraphs: a), b), d) and e) are effective upon issuance of this final update. The effective date for c) is for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted this accounting policy as of January 1, 2021, which did not significantly impact its financial statements.

Standards, amendments, and interpretations issued but not yet adopted

In April 2021, The FASB issued ASU 2021-04 to codify the final consensus reached by the Emerging Issues Task Force (EITF) on how an issuer should account for modifications made to equity-classified written call options (hereafter referred to as a warrant to purchase the issuer’s common stock). The guidance in the ASU requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. The Company does not expect that the new guidance will significantly impact its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

The Company continue to evaluate the impact of the new accounting pronouncement, including enhanced disclosure requirements, on our business processes, controls and systems.

F-10

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

4.	MERGER TRANSACTIONS

Bright Green Grow Innovations, LLC Merger

On May 28, 2019, the Company entered into a merger agreement with BGGI. Pursuant to the merger agreement, BGGI transferred to the Company two parcels of land and a greenhouse building having a total net carrying value of $9,128,851 in exchange for shares of the Company (Note 7). The land transfer consisted of a 70-acre lot with a greenhouse at 1033 George Hanosh Blvd., Grants, New Mexico 87020 and a 40-acre lot in the City of Grants, New Mexico. The Company assessed that the merger transaction did not qualify as a business combination in accordance with the provisions of ASC 805. The Company accounted for the merger as an acquisition of assets. Since, under ASC 850, the merger was considered as a related party transaction by virtue of common ownership and management, the assets transferred to the Company have been accounted for at historical carrying values of BGGI.

Grants Greenhouse Growers, Inc. Merger

On October 30, 2020, the Company entered into a merger agreement with Grants Greenhouse Growers, Inc. (“GGG”) (the “GGG Merger Agreement”). Pursuant to the GGG Merger Agreement, GGG was merged into the Company in exchange for 1,000,000 shares of the Company. GGG had no assets or liabilities, other than the following options agreements:

-	A Real Estate Option Agreement dated October 5, 2020 and expiring on December 31, 2021 for $1,500 monthly payments up until June 30, 2021 and $1,750 monthly payments from July 1, 2021 to December 31, 2021, including a one-year extension, with the option to purchase 330 acres for $5,000 per acre.

-	A Real Estate Option Agreement dated October 21, 2020 and expiring on December 31, 2021, including a one-year extension, for $1,000 monthly payments with the option to purchase 175 acres for $5,000 per acre.

The Company assessed that the merger transaction did not qualify as a business combination in accordance with the provisions of ASC 805. The Company accounted for the merger as an acquisition of assets. The asset acquisition was accounted for at the fair value of the options agreement of $103,837 determined using the Black Scholes Model with assumptions including current market price of land of $4,000 per acre, exercise price of option of $5,000 per acre, dividend yield of 0.00%, risk free rate for term of 0.15%, volatility 28.4% and years remaining in the range of 2.19 to 2.24 years.

As of June 30, 2021, management has assessed the value of these options to be impaired due to uncertainty surrounding their recoverability.

Naseeb, Inc. Merger

On November 10, 2020, the Company entered into a merger agreement with Naseeb, Inc. (“Naseeb”) and the sole shareholder of Naseeb, who is also a shareholder and Chairman of the Company. Pursuant to the Naseeb merger agreement, Naseeb was merged into the Company in exchange for 10,000,000 shares of the Company. Naseeb transferred to the Company their assis-

F-11

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

4.	MERGER TRANSACTIONS (continued)

tance that was used by the Company towards obtaining the following licenses and patents to the Company:

-	New Mexico Hemp License: Industrial Hemp is an agricultural plant that uses all the byproducts of the plant such as seeds and twigs in the production of hemp seed, hemp fiber, and other eco-friendly products.
-	New Mexico Board of Pharmacy Schedule 1 Bulk Manufacturers License: Securing the license was required as part of the application and consideration for a federal license. Additionally, being licensed as a Schedule 1 Bulk Manufacturer allows the Company to develop and distribute Schedule 1 drugs; an authorization precedent to the ability to grow, extract and distribute other cannabidiols, such as CBG and CBN. Moreover, with this license, the Company is exempt from the restrictions generally applicable to the cannabis industry, such as plant count and per plant taxes.
-	Federal Medical Marijuana License: The Company has a formal agreement with the Drug Enforcement Administration for the construction and operation of a federally licensed agricultural center to grow and distribute marijuana, or its chemical constituents, supplying legitimate researchers in the United States.
-	Patents: The patents held by the Company provide innovative medical therapies to a wide range of conditions. These patents can be sold, licensed, or directly marketed as clinical trials are conducted and approved by the FDA.

The Company assessed that the merger transaction did not qualify as a business combination in accordance with the provisions of ASC 805. The Company accounted for the merger as an acquisition of assets. Since, under ASC 850, the merger was considered as a related party transaction by virtue of common ownership and management, the assets transferred to the Company have been accounted for at historical cost of Naseeb of $1,000.

5.	PROPERTY

The Company owns an expansive 22-acre modern Dutch “venlo style” glass greenhouse situated on 70 acres in Grants, New Mexico. It is being retrofitted for growing, processing and distribution of medicinal plants, including Marijuana, for medical researchers licensed by the Drug Enforcement Administration.

Property at June 30, 2021 and 2020 consisted of the following:

	2021 $	2020 $
Land	260,000	245,000
Building and improvement	8,883,851	8,883,851
	9,143,851	9,128,851
Accumulated depreciation	(1,738,823)	(944,803)
	7,405,028	8,184,048

On December 4, 2020, the Company entered into a real estate purchase agreement to purchase 40 acres of land located in Grants, New Mexico from a majority shareholder of the Company. As consideration, the Company issued 9,500 shares of capital stock at a value of $15,000 determined

F-12

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

5.	PROPERTY (continued)

based on the historical cost of such land as, under ASC 850, the transfer was considered as a related party transaction by virtue of common ownership and management.

6.	INTANGIBLE ASSETS

Intangible assets at June 30, 2021 and 2020 consisted of the following:

	2021 $	2020 $
Licenses (Note 4)	1,000	-
Accumulated amortization	-	-
	1,000	-

7.	STOCKHOLDERS’ EQUITY

Common stock

The Company has authorized 200,000,000 shares of $0.0001 par value common stock. As of June 30, 2021 and 2020 there were 157,980,000 and 132,549,000 common shares issued and outstanding, respectively.

During the six months ended June 30, 2021, the Company issued the following:

-	800,000 shares of common stock for cash proceeds of $1,596,530;
-	1,065,000 shares of common stock for services valued at $0.069 per share determined using the asset approach;
-	69,000 shares of common stock for cash proceeds of $138,000 received as of December 31, 2020.

During the six months ended June 30, 2020, the Company issued the following:

-	8,350,000 shares of common stock for services valued at $0.069 per share determined using the asset approach.

Common stock to be issued

In May 2021, cash proceeds of $200,000 was received for 100,000 shares of common stock, which have not yet been issued.

8.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of June 30, 2021 and 2020 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the

F-13

BRIGHT GREEN CORPORATION

Notes to Condensed Financial Statements

(Unaudited)

8.	INCOME TAXES (continued)

current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model.

The current and deferred income tax expenses for the periods ended June 30, 2021 and 2020 were $nil. The provision for income taxes differs from that computed at combined corporate tax rate of approximately 25% as follows:

Income tax recovery

	For the Six Months Ended June 30, 2021 $	For the Six Months Ended June 30, 2020 $
Net loss	(901,026)	(1,126,312)

Expected income tax recovery	(225,257)	(281,578)
Non-deductible expenses	18,371	144,038
Change in valuation allowance	206,886	137,540
	-	-

As of June 30, 2021 and 2020, the Company decided that a valuation allowance relating to the above deferred tax assets of the Company was necessary, largely based on the negative evidence represented by losses incurred and a determination that it is not more likely than not to realize these assets, such that, a corresponding valuation allowance, for each respective period, was recorded to offset deferred tax assets. Management has based its assessment on the Company’s lack of profitable operating history. As of June 30, 2021 and 2020, the Company has approximately $86,106 and $34,385, respectively, of net operating losses available to offset future taxable income. The federal loss carryforward expires in 2040 and the state loss carryforward expires in 2039.

The Company is subject to U.S. federal jurisdiction and the state of New Mexico income taxes. Management has not filed federal or state income tax returns due to incurring cumulative losses. Therefore, the Company’s actual tax positions may differ from their book positions.

9.	RELATED PARTY TRANSACTIONS

Other than the transactions disclosed elsewhere in the financial statements, the following are the other significant related party transactions and balances:

At June 30, 2021 and 2020, the company owed a director $393,899 and $32,749, respectively. The advance from a director was used for the Company expenses. The advance is unsecured, non-interest bearing with no terms of repayment. The director has agreed in writing not to demand repayment within the next fiscal year.

Included in common stock issued for services during June 30, 2021 and 2020 were 5,000 and 1,500,000 shares of common stock, respectively issued to directors of the Company (Note 7).

10.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events up to September 30, 2021, the date the financial statements were issued, pursuant to the requirements of ASC 855 and has determined the following material subsequent event:

- A total of 5,185,000 shares of common stock were issued for cash and services to various parties.

F-14

Financial Statements

BRIGHT GREEN CORPORATION

December 31, 2020 and 2019

(Expressed in United States Dollars)

F-15

BRIGHT GREEN CORPORATION

December 31, 2020 and 2019

F-16

SRCO, C.P.A., Professional Corporation

Certified Public Accountants

14 Wynngate Lane

Amherst, NY

14221

U.S.A.

Tel: 716 574 1802, 416 428 1391 & 416 671 7292

Fax: 905 882 9580

Email: info@srco.ca

www.srco.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bright Green Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Bright Green Corporation (the “Company”) as of December 31, 2020 and 2019 and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2020 and for the period from April 16, 2019 (date of incorporation) to December 31, 2019, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019 and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from April 16, 2019 to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the United States Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(Continues)

F-17

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Bright Green Corporation (Continued)

Asset Acquisition from Related Parties

Critical Audit Matter Description

As described further in Note 4, the merger between Bright Green Grow Innovation, LLC and the Company and the subsequent merger between Naseeb Inc. and the Company were considered and accounted for as asset acquisitions from related parties. These entities were respectively considered related parties at the respective acquisition dates. Assets acquired were reported at their historical carrying amounts.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures relating to these mergers included, among others:

►	Obtained and reviewed the Agreement and Plan of Merger documents to gain an understanding of the underlying terms of the transactions.

►	Evaluated the Company’s analysis of the mergers and the accuracy of the information used in the analysis and the judgements made by management in assessing them as asset acquisitions.

►	Tested management’s assessment of related parties, including calculating the share of ownership in each entity by the related shareholders, as well as entities the shareholders commonly owned and managed.

►	Evaluated the appropriateness of accounting treatment for the merger transactions.

►	Reviewed and evaluated the financial statement presentation and disclosure regarding the mergers.

SRCO, C.P.A., Professional Corporation

We have served as the Company’s auditor since 2021.	SRCO, C.P.A., Professional Corporation
Amherst, NY	CERTIFIED PUBLIC ACCOUNTANTS
July 9, 2021

F-18

BRIGHT GREEN CORPORATION

Balance Sheets

As at December 31, 2020 and 2019

(Expressed in United States Dollars)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash	$102,263	$-
Prepaid expense and other assets (Note 9)	19,073	58,349
Total current assets	121,336	58,349

Property (Note 5)	7,777,830	8,600,688
Intangible asset (Note 6)	1,000	-
Total assets	$7,900,166	$8,659,037

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$180,338	$82,746
Accrued expenses	116,330	89,616
Total current liabilities	296,668	172,362

Due to related party (Note 9)	382,600	-
Total liabilities	679,268	172,362

STOCKHOLDERS’ EQUITY
Common stock; $0.0001 par value; 200,000,000 stock authorized;
156,046,000 and 124,199,000 stock issued and outstanding at December 31, 2020 and 2019, respectively (Note 7)	15,605	12,420
Common stock to be issued (Note 7)	138,000	-
Additional paid-in capital	10,990,538	9,344,721
Accumulated deficit	(3,923,245)	(870,466)
Total stockholders’ equity	7,220,898	8,486,675
Total liabilities and shareholders’ equity	$7,900,166	$8,659,037

Subsequent events (Note 10)

The accompanying notes are an integral part of the financial statements.

F-19

BRIGHT GREEN CORPORATION

Statements of Operations and Comprehensive Loss

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

	Years Ended
	2020	2019

Revenue	$-	$-

Expenses
General and administrative expenses	2,111,084	342,303
Depreciation	837,858	528,163
Write down of assets	103,837	-
Total operating expenses	3,052,779	870,466

Loss before income taxes	(3,052,779)	(870,466)

Income tax expense (Note 8)	-	-

Net loss and comprehensive loss	$(3,052,779)	$(870,466)

Weighted average common shares outstanding - basic and diluted	135,156,900	103,761,868

Net loss per common share - basic and diluted	$(0.02)	$(0.01)

The accompanying notes are an integral part of the financial statements.

F-20

BRIGHT GREEN CORPORATION

Statements of Changes in Stockholders’ Equity

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of Incorporation) to December 31, 2019

(Expressed in United States Dollars)

	Common stock		Common stock to be	Additional paid-in	Accumulated	Total
	Shares	Amount	issued	capital	deficit	equity
Balance, April 16, 2019	-	$-	$-	$-	$-	$-

Common stock issued upon merger (Notes 4 and 7)	123,589,000	12,359	-	9,116,492	-	9,128,851
Common stock issued for services (Note 7)	410,000	41	-	28,249	-	28,290
Common stock issued for cash (Note 7)	200,000	20	-	199,980	-	200,000
Net loss	-	-	-	-	(870,466)	(870,466)

Balance, December 31, 2019	124,199,000	$12,420	$-	$9,344,721	$(870,466)	$8,486,675

Common stock issued upon merger (Notes 4 and 7)	1,000,000	100	-	103,737	-	103,837
Common stock issued for services (Note 7)	20,785,000	2,079	-	1,432,086	-	1,434,165
Common stock issued for licenses acquisition (Notes 4 and 7)	10,000,000	1,000	-	-	-	1,000
Common stock issued for property acquisition (Notes 5 and 7)	9,500	1	-	14,999	-	15,000
Common stock issued for cash (Note 7)	52,500	5	-	94,995	-	95,000
Common stock to be issued (Note 7)	-	-	138,000	-	-	138,000
Net loss	-	-	-	-	(3,052,779)	(3,052,779)

Balance, December 31, 2020	156,046,000	$15,605	$138,000	$10,990,538	$(3,923,245)	$7,220,898

The accompanying notes are an integral part of the financial statements.

F-21

BRIGHT GREEN CORPORATION

Statements of Cash Flows

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

	Years Ended
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,052,779)	$(870,466)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation	837,858	528,163
Stock-based compensation	1,434,165	28,290
Write down of assets	103,837	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	39,276	(58,349)
Accounts payable	97,592	82,746
Accrued liabilities	26,714	89,616
Net cash used in operating activities	(513,337)	(200,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party	382,600	-
Proceeds from the sale of common stock	233,000	200,000
Net cash provided by financing activities	615,600	200,000

NET INCREASE IN CASH	102,263	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR/PERIOD	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR/PERIOD	$102,263	$-

CASH PAID FOR
Interest	$-	$-
Income taxes	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for intangible assets	$1,000	$-
Common stock issued for merger agreements	$103,837	$9,128,851
Common stock issued for acquisition of assets	$15,000	$-

The accompanying notes are an integral part of the financial statements.

F-22

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Bright Green Corporation (the “Company”) was incorporated on April 16, 2019 under the Delaware General Corporation Law. The Company is located in Grants, New Mexico. The Company holds the land, greenhouse and patents required in the growth, production, and research of medicinal plants.

On May 28, 2019, the Company entered into a merger agreement with Bright Green Grow Innovation, LLC (“BGGI”) (Note 4).

On October 30, 2020, Grants Greenhouse Growers, Inc. (GGGI), a New Mexico corporation, merged with the Company (Note 4).

On November 10, 2020 Naseeb, Inc. (Naseeb), a New Mexico corporation, merged with the Company (Note 4).

The Company is a start-up company at December 31, 2020 and 2019 and has no revenue.

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. In an effort to mitigate the continued spread of the virus, federal, state and local governments, as well as certain private entities have mandated various restrictions, including travel restrictions, restrictions on public gatherings and quarantining of people who may have been exposed to the virus. As a result of these restrictions, together with a general fear of the impact on the global economy and financial markets, there is significant uncertainty surrounding the potential impact on the Company. As events are rapidly changing, the Company is unable to accurately predict the impact that the coronavirus will have on its business due to uncertainties including, but not limited to, the duration of quarantines and other travel restrictions, the ultimate geographical spread of the virus, the severity of the disease, the duration of the outbreak and the public’s response to the outbreak.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). These financial statements are expressed in United States dollars which is the functional currency of the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of measurement

The financial statements of the Company have been prepared on an historical cost basis except as indicated otherwise.

F-23

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property

Property is stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property, except land which is not depreciated, is provided using the declining balance method with estimated lives as follows:

Building	10%

Long-lived assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC Topic 360, requires that long-lived assets be reviewed annually for impairment whenever events or changes in circumstances indicate that the assets’ carrying amounts may not be recoverable; it further requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal.

Intangible assets

The Company’s intangible assets consist of certain licenses (Note 4) which will be amortized over the term of each license. The intangible assets with finite useful lives are reviewed for impairment when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets.

Fair value of financial instruments

For certain of the Company’s financial instruments, including cash, other assets, accounts payable, accrued expenses, and due to related party, the carrying amounts approximate their fair values due to their short-term maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.

F-24

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization, low risk of counterparty default and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets. As at December 31, 2020 and 2019, there were no Level 1 assets or liabilities.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. As at December 31, 2020 and 2019, there were no Level 2 assets or liabilities.

Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

F-25

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic and Diluted Earnings per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Segment reporting

ASC 280-10, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way that public business enterprises report information about operating segments in the Company’s financial statements. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Significantly all of the assets of the Company are located in the United States of America and the Company is a start-up company as at December 31, 2020 and 2019 and has no revenue. The Company’s reportable segments and operating segments will include its growth, production and research of medicinal plants operations.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. This applies in particular to valuation allowance for deferred tax assets. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Stock-based compensation

The Company accounts for stock-based payments in accordance with the provision of ASC 718, which requires that all stock-based payments issued to acquire goods or services, including grants of employee stock options, be recognized in the statement of operations and comprehensive loss based on their fair values, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Compensation expense related to stock-based awards is recognized over the requisite service period, which is generally the vesting period.

F-26

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for stock-based compensation awards issued to non-employees for services, as prescribed by ASC 718-10, at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the guidelines in ASC 505-50. The Company issues compensatory shares for services including, but not limited to, executive, management, accounting, operations, corporate communication, financial and administrative consulting services.

Standards, amendments, and interpretations issued but not yet adopted

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which modifies Accounting Standard Codification 740 – Income Taxes, to simplify the accounting for income taxes. ASU 2019-12 removes certain exceptions for intra-period tax allocation, recognizing deferred taxes for investments and simplifies guidance to reduce complexity in certain areas. This update is effective for annual periods beginning after December 15, 2020, and interim periods within those periods, and early adoption is permitted. The Company is in the process of determining the impact the adoption will have on its financial statements as well as whether to early adopt the new guidance.

In March 2020, the FASB issued ASU No. 2030-20 Codification Improvements to Financial Instruments, An Amendment of the FASB Accounting Standards Codification: a) in ASU No. 2016-01, b) in Subtopic 820-10, c) for depository and lending institutions clarification in disclosure requirements, d) in Subtopic 470-50, e) in Subtopic 820-10, f) Interaction of Topic 842 and Topic 326, g) Interaction of the guidance in Topic 326 and Subtopic 860-20.The amendments in this Update represent changes to clarify or improve the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. For public business entities updates under the following paragraphs: a), b), d) and e) are effective upon issuance of this final update. The Company does not expect that the new guidance will significantly impact its financial statements. The effective date for c) is for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. There was no impact to the financial statements on adoption.

In April 2021, The FASB issued ASU 2021-04 to codify the final consensus reached by the Emerging Issues Task Force (EITF) on how an issuer should account for modifications made to equity-classified written call options (hereafter referred to as a warrant to purchase the issuer’s common stock). The guidance in the ASU requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. The Company does not expect that the new guidance will significantly impact its financial statements.

F-27

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

The Company continue to evaluate the impact of the new accounting pronouncement, including enhanced disclosure requirements, on our business processes, controls and systems.

4.	MERGER TRANSACTIONS

Bright Green Grow Innovations, LLC Merger

On May 28, 2019, the Company entered into a merger agreement with BGGI. Pursuant to the merger agreement, BGGI transferred to the Company two parcels of land and a greenhouse building having a total net carrying value of $9,128,851 in exchange for shares of the Company (Note 7). The land transfer consisted of a 70-acre lot with a greenhouse at 1033 George Hanosh Blvd., Grants, New Mexico 87020 and a 40-acre lot in the City of Grants, New Mexico. The Company assessed that the merger transaction did not qualify as a business combination in accordance with the provisions of ASC 805. The Company accounted for the merger as an acquisition of assets. Since, under ASC 850, the merger was considered as a related party transaction by virtue of common ownership and management, the assets transferred to the Company have been accounted for at historical carrying values of BGGI.

Grants Greenhouse Growers, Inc. Merger

On October 30, 2020, the Company entered into a merger agreement with Grants Greenhouse Growers, Inc. (“GGG”) (the “GGG Merger Agreement”). Pursuant to the GGG Merger Agreement, GGG was merged into the Company in exchange for 1,000,000 shares of the Company (Note 7). GGG had no assets or liabilities, other than the following options agreements:

-	A Real Estate Option Agreement dated October 5, 2020 and expiring on December 31, 2021 for $1,500 monthly payments up until June 30, 2021 and $1,750 monthly payments from July 1, 2021 to December 31, 2021, including a one-year extension, with the option to purchase 330 acres for $5,000 per acre.

-	A Real Estate Option Agreement dated October 21, 2020 and expiring on December 31, 2021, including a one-year extension, for $1,000 monthly payments with the option to purchase 175 acres for $5,000 per acre.

The Company assessed that the merger transaction did not qualify as a business combination in accordance with the provisions of ASC 805. The Company accounted for the merger as an acquisition of assets.

F-28

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

4.	MERGER TRANSACTIONS (continued)

The asset acquisition was accounted for at the fair value of the options agreement of $103,837 determined using the Black Scholes Model with assumptions including current market price of land of $4,000 per acre, exercise price of option of $5,000 per acre, dividend yield of 0.00%, risk free rate for term of 0.15%, volatility 28.4% and years remaining in the range of 2.19 to 2.24 years.

As at December 31, 2020, management has assessed the value of these options to be impaired due to uncertainty surrounding their recoverability.

Naseeb, Inc. Merger

On November 10, 2020, the Company entered into a merger agreement with Naseeb, Inc. (“Naseeb”) and the sole shareholder of Naseeb, who is also a shareholder and Chairman of the Company. Pursuant to the Naseeb merger agreement, Naseeb was merged into the Company in exchange for 10,000,000 shares of the Company (Note 7). Naseeb transferred to the Company their assistance that was used by the Company towards obtaining the following licenses and patents to the Company:

-	New Mexico Hemp License: Industrial Hemp is an agricultural plant that uses all the byproducts of the plant such as seeds and twigs in the production of hemp seed, hemp fiber, and other eco-friendly products.
-	New Mexico Board of Pharmacy Schedule 1 Bulk Manufacturers License: Securing the license was required as part of the application and consideration for a federal license. Additionally, being licensed as a Schedule 1 Bulk Manufacturer allows the Company to develop and distribute Schedule 1 drugs; an authorization precedent to the ability to grow, extract and distribute other cannabidiols, such as CBG and CBN. Moreover, with this license, the Company is exempt from the restrictions generally applicable to the cannabis industry, such as plant count and per plant taxes.
-	Federal Medical Marijuana License: The Company has a formal agreement with the Drug Enforcement Administration for the construction and operation of a federally licensed agricultural center to grow and distribute marijuana, or its chemical constituents, supplying legitimate researchers in the United States.
-	Patents: The patents held by the Company provide innovative medical therapies to a wide range of conditions. These patents can be sold, licensed, or directly marketed as clinical trials are conducted and approved by the FDA.

The Company assessed that the merger transaction did not qualify as a business combination in accordance with the provisions of ASC 805. The Company accounted for the merger as an acquisition of assets. Since, under ASC 850, the merger was considered as a related party transaction by virtue of common ownership and management, the assets transferred to the Company have been accounted for at historical cost of Naseeb of $1,000.

F-29

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

5.	PROPERTY

The Company owns an expansive 22-acre modern Dutch “venlo style” glass greenhouse situated on 70 acres in Grants, New Mexico. It is being retrofitted for growing, processing and distribution of medicinal plants, including Marijuana, for medical researchers licensed by the Drug Enforcement Administration.

Property at December 31, 2020 and 2019 consisted of the following:

	2020 $	2019 $
Land	260,000	245,000
Building and improvement	8,883,851	8,883,851
	9,143,851	9,128,851
Accumulated depreciation	(1,366,021)	(528,163)
	7,777,830	8,600,688

On December 4, 2020, the Company entered into a real estate purchase agreement to purchase 40 acres of land located in Grants, New Mexico from a majority shareholder of the Company. As consideration, the Company issued 9,500 shares of capital stock at a value of $15,000 determined based on the historical cost of such land as, under ASC 850, the transfer was considered as a related party transaction by virtue of common ownership and management.

6.	INTANGIBLE ASSETS

Intangible assets at December 31, 2020 and 2019 consisted of the following:

	2020	2019
	$	$
Licenses (Note 4)	1,000	-
Accumulated amortization	-	-
	1,000	-

7.	STOCKHOLDERS’ EQUITY

Common stock

The Company has authorized 200,000,000 shares of $0.0001 par value common stock. As of December 31, 2020 and 2019 there were 156,046,000 and 124,199,000 common shares issued and outstanding, respectively.

During the fiscal year ended December 31, 2020, the Company issued the following:

-	52,500 shares of common stock for cash proceeds of $95,000;
-	9,500 shares of common stock for 40 acres of land (Note 5) at a value of $15,000;

F-30

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

7.	STOCKHOLDERS’ EQUITY (continued)

-	10,000,000 shares of common stock in relation to the Naseeb, Inc. merger agreement, valued using the historical cost of $1,000 (Note 4);
-	20,785,000 shares of common stock for services valued at $0.069 per share determined using an asset approach; and
-	1,000,000 shares of common stock in relation to the Grants Greenhouse Growers, Inc. merger agreement at a value of $103,837 determined using the Black Scholes Model (Note 4).

During the period from April 16, 2019 (date of incorporation) to December 31, 2019, the Company issued the following:

-	123,589,000 shares of common stock in relation to the Bright Green Grow Innovations, LLC merger agreement at $0.074 per share (Note 4);
-	410,000 shares of common stock for services valued at $0.069 per share determined using an asset approach; and
-	200,000 shares of common stock for cash proceeds of $200,000.

Common stock to be issued

In January 2021, 69,000 shares of common stock were issued for cash proceeds of $138,000 received in December 2020.

8.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of December 31, 2020 and 2019 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model.

The current and deferred income tax expenses for the periods ended December 31, 2020 and 2019 were $nil. The provision for income taxes differs from that computed at combined corporate tax rate of approximately 26.9% as follows:

F-31

BRIGHT GREEN CORPORATION

Notes to the Financial Statements

For the Year Ended December 31, 2020 and for the Period from April 16, 2019 (Date of

Incorporation) to December 31, 2019

(Expressed in United States Dollars)

8.	INCOME TAXES (continued)

Income tax recovery

	For the Year Ended December 31, 2020 $	For the Period from April 16, 2019 (Date of Incorporation) to December 31, 2019 $
Net loss	(3,052,779)	(870,466)

Expected income tax recovery	(821,198)	(234,155)
Non-deductible expenses	385,790	7,610
Change in valuation allowance	435,408	226,545
	-	-

As of December 31, 2020 and 2019, the Company decided that a valuation allowance relating to the above deferred tax assets of the Company was necessary, largely based on the negative evidence represented by losses incurred and a determination that it is not more likely than not to realize these assets, such that, a corresponding valuation allowance, for each respective period, was recorded to offset deferred tax assets. Management has based its assessment on the Company’s lack of profitable operating history. As of December 31, 2020, and 2019 the Company has approximately $2,460,792 and $842,175, respectively, of net operating losses available to offset future taxable income. The federal loss carryforward expires in 2040 and the state loss carryforward expires in 2039.

The Company is subject to U.S. federal jurisdiction and the state of New Mexico income taxes. Management has not filed federal or state income tax returns due to incurring cumulative losses. Therefore, the Company’s actual tax positions may differ from their book positions.

9.	RELATED PARTY TRANSACTIONS

Other than the transactions disclosed elsewhere in the financial statements, the following are the other significant related party transactions and balances:

At December 31, 2020, the due to shareholder balance totaled $382,600. The due to shareholder represents advances from the majority shareholder for payment of Company expenses, net of repayments when cash is collected on issuance of shares of common stock or payments of shareholder liabilities by the Company. The amount is unsecured, non-interest bearing with no terms of repayment. The shareholder has agreed in writing not to demand repayment within the next fiscal year.

As at December 31, 2019, included in other current assets, was an amount of $58,349 held by the Shareholder on behalf of the Company.

Included in common stock issued for services during December 31, 2020 were 3,000,000 shares of common stock issued to a director of the Company (Note 7).

10.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events up to July 9, 2021, the date the financial statements were issued, pursuant to the requirements of ASC 855 and has determined the following material subsequent event:

-	A total of 1,934,000 491,500 shares of common stock were issued for cash and services to various parties.

F-32

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the Nasdaq Capital Market.

USD
SEC registration fee	$	*
FINRA filing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Nasdaq listing fee		*
Blue sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Our bylaws includes such provisions related to our authority to indemnify a director, officer, employee, fiduciary, or agent.

Section 145 of the DGCL also provides that Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation.

II-1

Under the DGCL, where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Article VI, Section 6.1 of our bylaws contains a mandatory indemnification provision, which requires us to indemnify a person in the defense of any proceeding to which the person was a party because the person is or was a director or officer, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	breach of a director’s duty of loyalty to the corporation or its stockholders;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends, stock purchase or redemption of shares; or

●	transaction from which the director derives an improper personal benefit.

Our amended certificate of incorporation does not include such a provision.

Pursuant to Article VI, Section 6.2 of our bylaws, expenses incurred by any officer or director in defending any proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking by or on behalf of such director or officer, to repay all amounts advanced if it should ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

During the six months ended June 30, 2021, BGC issued the following:

●	800,000 shares of common stock for cash proceeds of $1,596,530;
●	1,065,000 shares of common stock for services valued at $0.069 per share determined using the asset approach;
●	69,000 shares of common stock issued in January 2021, for which cash proceeds of $138,000 were received in December 31, 2020; and
●	in May 2021, the company received $200,000 for the issuance of 100,000 shares of common stock. The shares have not yet been issued.

During the year ended December 31, 2020, BGC issued the following:

●	52,500 shares of common stock for cash proceeds of $95,000;
●	9,500 shares of common stock for 40 acres of land at a value of $15,000;
●	10,000,000 shares of common stock in relation to the Naseeb Merger, valued using the historical cost of $1,000;
●	20,785,000 shares of common stock for services valued at $0.069 per share; and
●	1,000,000 shares of common stock in relation to the Grants Greenhouse Growers, Inc. merger agreement at a value of $103,837.

II-2

During the period from April 16, 2019 (date of incorporation) to December 31, 2019, BGC issued the following:

●	123,589,000 shares of common stock in relation to the BGGI Merger at $0.074 per share;
●	410,000 shares of common stock for services valued at $0.069 per share; and
●	200,000 shares of common stock for cash proceeds of $200,000.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability under the Securities Act to any purchaser: If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit Index	Description
2.1*	Agreement and Plan of Merger between Bright Green Corporation and Bright Green Grown Innovation LLC dated May 28, 2019.
2.2*	Agreement and Plan of Merger between Bright Green Corporation and Grants Greenhouse Growers Inc. dated as of October 30, 2020.
2.3*	Agreement and Plan of Merger between Bright Green Corporation and Naseeb Inc. dated as of November 10, 2020.
3.1*	Certificate of Incorporation of the registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant
3.3*	Bylaws of the registrant, as amended, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the registrant
5.1*	Opinion of Dentons US LLP.
10.1*	Memorandum of Agreement between Bright Green Corporation and the Department of Justice, Drug Enforcement 7 Administration
21.1*	List of subsidiaries of the registrant
23.1*	Consent of SRCO, C.P.A., Professional Corporation
23.2*	Consent of Opinion of Dentons US LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on page II-6)

* To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the of   , on the day of   , 2021.

BRIGHT GREEN CORPORATION

By:
Name: Edward A. Robinson
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward A, Robinson and Terry Rafih, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, his, hers or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

, 2021
Terry Rafih, Chairman

, 2021
Edward A. Robinson, Chief Executive Officer; Director

, 2021
Douglas Bates, Chief Financial Officer

, 2021
Dr. Alfie Morgan, Director

, 2021
Lynn Stockwell, Director

, 2021
Dean Vallore, Director

, 2021
Robert Arnone, Director

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